                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[X ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                       OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER ___________


 IDS Intelligent Detection Systems Inc./Systemes de Detection Intelligents Inc.
 ------------------------------------------------------------------------------
             (Exact Name of Registrant as specified in its charter)

                                 Not Applicable
                                 --------------
                 (Translation of Registrant's name into English)

                           Province of Ontario, Canada
                           ---------------------------
                 (Jurisdiction of incorporation or organization)

            1 First Canadian Place, 100 King Street West, Suite 7070
            --------------------------------------------------------

                        Toronto, Ontario, Canada M5X 1B1
                        --------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class:                Name of each exchange on which registered:
             NONE                                          NONE
--------------------------------             ----------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                      Common Shares, no par value per share
                      -------------------------------------
                                 Title of Class

Exhibit Index Appears on Page 55

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE


Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of September 30, 1999: 22,095,618 Common Shares, 572,850 Class B Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [ ]   NO [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]        Item 18 [ ]


Except as otherwise noted, all dollar amounts are presented in Canadian dollars.

Exchange Rate: As at November 19, 1999, the exchange rate of Canadian dollars into United States dollars was $1.4650 Canadian to $1.00 United States.

                               TABLE OF CONTENTS


Part I

Item 1.     Description of Business...........................................1
            Introduction......................................................1
            Corporate Background..............................................4
            Divisions.........................................................6

Item 2.     Description of Property..........................................30

Item 3.     Legal Proceedings................................................31

Item 4.     Control of Registrant............................................32

Item 5.     Nature of Trading Market.........................................33

Item 6.     Exchange Controls and Other Limitations
                    Affecting Securities Holders.............................34

Item 7.     Taxation.........................................................36

Item 8.     Selected Financial Data..........................................37
            Selected Financial Information...................................37
            Exchange Rates...................................................39

Item 9.     Management's Discussion and Analysis of Financial
            Condition and Results of Operations..............................39
            Results of Operations............................................40
            Liquidity and Capital Resources..................................44

Item 10.    Directors and Officers of the Company............................47

Item 11.    Compensation of Directors and Officers...........................52

Item 12.    Options to Purchase Securities from Registrants
                    or Subsidiaries..........................................53

Item 13.    Interest of Management in Certain Transactions...................55


Part II

Item 14.    Description of Securities to be Registered.......................55

Part III

Item 15.    Defaults Upon Senior Securities..................................56

Item 16.    Changes in Securities and Changes in Security
                    for Registered Securities................................56


Part IV

Item 17.    Financial Statements.............................................57

Item 18.    Financial Statements.............................................57

Item 19.    Financial Statements and Exhibits................................57
            (a)      Financial Statements....................................57
            (b)      Exhibits................................................57




                                       ii

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When used in this Form 20-F, the words "may", "will", "expect", "anticipate",
"continue", "estimates", "project", "intend" and similar expressions are intended to identify Forward-Looking Statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. Prospective investors are cautioned that any Forward-Looking Statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the Forward-Looking Statements as a result of various factors.


                                     PART I



Item 1. Description of Business

Introduction

         IDS Intelligent Detection Systems Inc./Systemes de Detection Intelligents Inc. (the "Company" or "IDS") develops, manufactures and markets advanced technology used in a variety of detection applications, including security and crime prevention, geophysical surveys, geophysical instrumentation power generation control and information technology ("IT") professional consulting services.

         IDS's core technology combines two distinct chemical analysis techniques - gas chromatography and ion mobility spectrometry, or GC/IMS(TM) - to identify and verify the presence of target chemical molecules. The principal competitive advantage of the Company's products is the incorporation of a unique, patented application of gas chromatography/ion mobility spectrometry ("GC/IMS") technology in the design and manufacture of its products. This technology will allow the Company to produce what it believes to be the most advanced commercial chemical detection products in the world in terms of the equipment's ability to selectively target chemicals from a wide range of organic substances, its high degree of sensitivity with the ability to detect chemicals in quantities at the parts per trillion level or particles measured in picograms, and the equipment's high throughput capability of providing new-real time analysis in approximately six seconds. The Company continues to adapt its patented core technology for new applications-such as industrial process control and medical diagnostics, and is pursuing opportunities in a variety of new markets.

         The Company's acquisition of Scintrex Limited ("Scintrex") in 1998 enhanced the Company's capabilities in the high-technology detection field. The combined Company is now also engaged in the research, design and manufacture of geophysical instrumentation, nuclear reactor monitoring devices, environmental and defense-related equipment and other scientific products. The acquisition also expanded the Company's line of analytical instruments, including portable detectors of explosives and narcotics. Scintrex also has a global marketing and distribution

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network.

         Following the acquisition of Scintrex, IDS subsequently moved to strengthen performance and clarify accountability by restructuring operations into seven stand-alone business units or Divisions: Analytical & Security, Scintrex Earth Science Instrumentation, Survey & Exploration Technology, IDS Power Control Systems, and IEC (Integration, Engineering and Consulting). The Company sought to expand applications of core sensory technology to industry quality control systems and point-of-care health analysis by acquiring ChemiCorp and establishing Caduceon, Inc. in 1999. Each business unit operates independently and is guided by its own management and performance goals.

         Prior to June 1998, the Company, through its IEC division, acted as a value-added reseller of computer hardware products and also provided systems integration, engineering and consulting services, primarily to the Canadian Federal Government. In June 1998, the Company discontinued the value-added reselling component of the IEC division due to its small margins and in order to focus the Company's attention on its core chemical detection business and the implementation of the Scintrex acquisition.

         The Company, through its Analytical and Security Division, develops, manufactures and markets a wide range of high-speed chemical detection, measurement and analysis products which are based on proprietary patented technology. Such products, which include airport scanners, hand-held drug detectors and vehicle scanners, are targeted currently at two principal markets, explosives detection and the drug detection equipment market. The Analytical and Security Division focuses on developing and marketing explosive and drug detection equipment to government organizations, transportation authorities, law enforcement agencies and commercial entities primarily for public safety and security purposes, including transportation security, security of government facilities, schools and security for commercial properties such as hotels, shopping centers and office buildings. The Company's customers for explosives detection equipment have included the United States military, law enforcement agencies in Italy, military clients in India and international clients of the Canadian Commercial Corporation. As of September 30, 1999, more than 1,000 of the Company's hand held portable trace chemical units have been deployed worldwide.

         Drug detection equipment is used by governments, law enforcement agencies (such as customs organizations, police forces and prisons) and commercial enterprises to curtail the burgeoning world-wide problem of drug trafficking and consumption. The Company's customers for drug detection equipment include Correctional Services Canada and the United States Drug Enforcement Administration.

         The Power Control Systems Division supplies advanced custom-designed control and safety instrumentation for control subsystems in nuclear reactors and other power generation plants. Formerly known as Scintrex Nucleonics, the new name reflects the Division's transition to a wider power generation and control system market. Scintrex has 26 years experience developing and manufacturing instrumentation and systems for Canada's CANDU type heavy water nuclear power reactor systems. The monitoring and control devices are used in nuclear power plants in

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         Canada, China, Korea, Argentina and Romania. The division also manufactures health physics monitors for the nuclear industry, including hand held tritium, gamma and beta, gamma contamination monitors and radiation detection badges.

         The Survey & Exploration Technology Division has serviced the worldwide exploration and remote sensing industry for 40 years. The products and services have historically been sold primarily for use in mineral exploration and environmental monitoring, with increasing sales to the oil and gas industry. The Division's products include a range of airborne instrumentation and systems for use in helicopters and fixed-wing aircraft, as well as hardware and software for processing, mapping and interpreting this geophysical data. The Division has performed contract services in more than 40 countries, including airborne geophysical and remote sensing surveys, ground geophysical and geochemical surveys, borehole geophysical logging surveys and the installation and support of integrated airborne systems.

         The Division has more recently also diversified into the oil and gas exploration industry by the development through the development of a number of products, including 3-D magnetic gradiometry and new Gravity acquisition tools. This Division recently began offering the PDS- 3M(TM) pipeline detection system (for which a patent is pending in the United States), an airborne remote sensing tool used by companies such as Mexico's PEMEX for detecting buried oil and gas pipelines and for enhancing the safety of seismic crews operating in the field.

         Scintrex Earth Science Instrumentation designs and manufactures geophysical instrument technology which are sold or leased worldwide for mining, hydrocarbon exploration, groundwater archaeology and other scientific applications. The market for this equipment is strongly influenced by the state of the mining and petroleum industries, which have historically been cyclical in nature. The Division's highly sensitive mineral exploration equipment has numerous applications, including locating deposits of base metals, precious metals, iron, uranium, diamonds and groundwater and geothermal resources. The Division also offers a range of advanced geophysical borehole logging equipment
- which is important investigative equipment for the mineral industry. Scintrex equipment is used by coal miners, mineral explorers, groundwater consultants, geotechnical engineers and environmental management authorities worldwide.

         The IEC (Integration, Engineering and Consulting) division provides specialized engineering, systems integration and consulting services to high-priority security elements within the Canadian government. These services include Project Management, System Administration (UNIX and Windows NT), Technical support, Engineering (plan, design, implement, test and install), Database Administration (Sybase and Oracle), Web development and Operations, Training, requirement analysis as well as providing and delivering turn-key solutions. Prior to June 1998, the division also acted as a value-added reseller of computer hardware products. In June 1998, the Company discontinued the value-added reselling component of its IEC division due to its small margins and in order to focus the Company's attention on its core chemical detection business and the integration of Scintrex. In the fiscal year ended December 31, 1997, revenues from the IEC division were $17.6 million, representing approximately 73% of the Company's overall revenues. The Company intends to continue providing systems integration, engineering and consulting services.

         The Company believes that its core GC/IMS technology is adaptable to many chemical detection applications beyond explosives detection and drug interdiction. These applications include point-of-care health analysis and industrial process control. Management believes that these new applications will play a significant role in the long term growth of the Company, particularly in new private sector markets, for industrial process control and point-of-care health analysis technology.

         In 1999, the Company increased its ownership from 20% to 70% of the outstanding stock of ChemiCorp. International Inc. ("ChemiCorp"), a developmental stage company which is pursuing development of high-speed, in-line measurement instruments to quickly assess the purity of substances and detect contaminants during the manufacturing process. ChemiCorp is exploring various applications, including food and beverage production - where consistent chemical composition is critical for flavor and aroma - as well as searching for flavor-affecting volatile organic compounds. The Company believes that there is also significant potential for GC/IMS equipment to monitor toxic or unwanted compounds in the workplace, thus enabling companies to meet occupational safety and industrial hygiene requirements.

         The Company established IDS Medical Services Inc. in 1998 (the name was then changed to Caduceon Inc. in April of 1999) to develop an affordable, easy-to-use, automated mass spectrometer for point-of-care breath analysis ("Caduceon"). The products are in the development stage. Caduceon's anticipated products for the early detection of disease will involve a patient breathing into the apparatus and will be less invasive than traditional blood and urine test. The products will be designed to produce immediate results. The IDS technology does not need water removal or preparatory preconcentrations to obtain levels of sensitivity up to parts per trillion. The equipment may allow quick and accurate analysis in one automated step. The Company believes that these features are advantageous in intensive care and emergency room settings, and in physicians' offices.

         In November 1999, the Company established GeoCommerce, Inc. to market products and services of companies worldwide. GeoCommerce, Inc. comprises two Internet portals to serve the mining and oil and gas exploration industries.

         The Company markets its products primarily through a worldwide network of approximately 70 distributors and representatives with established relationships with key purchasers in its target markets. The Company's Internet site is also used as an order-generating tool, particularly for hand held devices.

Corporate Background

         The Company was founded in 1986 under the name "CPAD Holdings Ltd." From 1986 to 1995, the Company existed primarily as an applied research organization focused on the development of technology for the detection, identification and analysis of organic chemicals for use in explosives and land mine detection applications.

         In April 1995, Dr. Mariusz Rybak, Andy Rybak and Alan Greene formed MAA International

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Corporation ("MAA") (later changed to IDS Intelligent Detection Systems Inc.) in order to acquire a controlling interest in CPAD Holdings Ltd. On May 12, 1995, the name of CPAD Holdings Ltd. was changed to CPAD Technologies Inc.

         On December 16, 1996, MAA purchased all the remaining shares in CPAD. On February 3, 1997, MAA purchased shares in CPAD from Research Corporation Technologies, Inc. ("RTC") on the exercise of a call right negotiated in connection with the April 1995 transaction. See "Certain Transactions." MAA, for the purposes of accomplishing these share transactions in the most tax effective manner, incorporated 1202733 Ontario Inc. During the period December 1996 through January 1997, MAA sold some of its CPAD shares to several investors at prices ranging from $3.63 to $6.26 per share.

         On August 27, 1997, articles of amendment were filed for MAA changing its name to IDS Intelligent Detection Systems Inc. ("old IDS") and subdividing its existing Class A Common Shares on a 900 for 1 basis.

         In preparation for an initial public offering of Common Shares which was completed in December 1997, old IDS, CPAD Technologies Inc. ("old CPAD") and 1202733 Ontario Inc. amalgamated on September 30, 1997 under the name of IDS Intelligent Detection Systems Inc.

         IDS, through a tender offer consisting of $18,316,000 and 3,914,858 shares of the Company's Common Stock, acquired all of the issued and outstanding shares of Scintrex in 1998. The acquisition was financed through a public offering by IDS of 3,355,000 shares of its Common Stock issuable or transferable upon exercise of special warrants, which yielded net proceeds to the Company of approximately $18.8 million.

         Scintrex was incorporated under the laws of Ontario under the name E.J. Sharpe Instruments of Canada Ltd. on June 22, 1960. On July 6, 1970, the name was changed to Scintrex Limited.

         Scintrex has three wholly-owned active subsidiaries: Scintrex Pty. Ltd., incorporated in the State of Western Australia; Scintrex Inc., incorporated in the State of New York; and Scintrex Europe S.A.R.L., incorporated in France. Scintrex Pty. Ltd. has one wholly-owned active subsidiary: Scintrex/Auslog Pty. Ltd., incorporated in the State of Queensland, Australia. Scintrex Pty. Ltd is primarily involved in providing ground geophysical services to the mining industry in Australia and surrounding countries. Scintrex/Auslog Pty. Ltd., an Australian manufacturer of borehole instrumentation for groundwater, environmental and mining applications, was acquired by Scintrex Pty. Ltd. in the first quarter of fiscal 1998. Scintrex Inc. and Scintrex Europe S.A.R.L. were incorporated by Scintrex to conduct business in the United States and Europe, respectively. During 1998, Scintrex acquired 51% control of the issued and outstanding shares of Megafisica Survey Aerolevantamentos S.A., incorporated under the laws of Brazil, which provides airborne geophysical survey services in Brazil.

         The Company's principal executive offices are located at One First Canadian Place, 100 King Street West, Suite 7070, Toronto, Canada M5X 1B1.
Telephone: (416) 214-6726.


                                                --------------------------------------
                                                IDS Intelligent Detection Systems Inc.
                                                              (Ontario)
                                                --------------------------------------
                                                                   |
       ------------------------------------------------------------------------------------------------------------------
       |                |                |                |              |               |               |              |
---------------  ---------------  ----------------  -------------   ----------   ----------------  -------------  -------------
1374422 Ontario    Agiss Power    IDS Services LLC  Geo Commerce    IDS Europe   Scintrex Limited  LTG Lasertech  Caduceon Inc.
      Inc.        International      (Delaware)          Inc.        S.A.R.L.        (Ontario)       Group Inc.     (Canada)
 (Ontario) 100%    Corporation         100%         (Delaware)81%    (France)           100%         (Ontario)         87%
                 (British Virgin                                       100%                              15%
                   Islands) 10%
---------------  ---------------  ----------------  -------------   ----------   ----------------  -------------  -------------
       |                                 |                                               |
       |                                 |                  ----------------------------------------------------------
---------------                          |                  |                   |                   |                |
1374423 Ontario                   ---------------    --------------- -----------------------  -------------  ------------------
      Inc.                           Chemicorp       Scintrex Europe    Megafisica Survey     Scintrex Inc.  Scintrex Pty. Ltd.
 (Ontario) 100%                    International,       S.A.R.L.      Aerolevantamentos S.A.    (New York)      (Australia)
---------------                         Inc.            (France)             (Brazil)              100%             100%
                                     (Delaware)           100%                  51%
                                        70%
                                  ---------------    --------------- -----------------------  -------------  ------------------
                                         |                                                                           |
                                         |                                                                           |
      ---------------           -----------------                                                                    |
      Koss Headphones           |               |                                                             ----------------
      ---------------      -----------     -----------                                                        Auslog Pty. Ltd.
    *IDS owns 10 shares      2904144          Areco                                                             (Australia)
                           Canada Inc.     Canada Inc.                                                              100%
                             (Canada)       (Canada)                                                          ----------------
                               100%           100%
                           -----------     -----------
                                                |
                                         ---------------
                                              Tracc
                                         Technology Inc.
                                             (Canada)
                                               66.6%
                                         ---------------



Divisions

Analytical & Security Division

         The Company's Analytical & Security Division combines the research, development and manufacturing capabilities of IDS and Scintrex to develop products and solutions to help security and law enforcement agencies detect explosives, drugs and other controlled substances. The Division pursues two specific markets: the explosives detection market and the drug interdiction and possession market.

         Trace Detection Market - Explosives

         Explosives detection equipment is used primarily for public safety and security purposes and is generally purchased by government organizations, transportation authorities, military law enforcement organizations and commercial entities. The market opportunity is worldwide and believed by the Company to be in its early growth stage due to increasing concern over public safety and the limited effectiveness of traditional responses to terrorism. The demand for explosives detection equipment is driven largely by the number and sophistication of bomb-related terrorist attacks and the need and political will of governments to take action to combat such activities.

         Primary applications for explosives detection equipment include security of government facilities such as government offices, embassies and military bases; security for commercial properties such as hotels, shopping centers, and office buildings; transportation security, particularly relating to aviation, and public services security including postal services and public events (e.g. the Olympics), all of which have been the targets of explosives-based terrorist attacks.


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         In 1998, technology requirements were reduced or diluted in the aviation security sector, diminishing a key competitive advantage of the Company. Accordingly, the Company shifted the Analytical & Security Division's focus from the politically unpredictable regulated markets, such as the US Federal Aviation Administration ("FAA"). In the first and second quarters of 1998, divisional operations were refocused to pursue opportunities in unregulated markets such as correctional institutions and other public and government facilities, and private sector entities such as hotels and corporations. The Company believes that it is choosing markets where it has a competitive advantage - where security needs are not being met or where rising security standards are leaving existing systems wanting. Under such conditions, the Company believes that it can capture increased market share. By the fourth quarter of 1998, the Company began benefitting from this shift in strategy, with consolidated sales for the Company more than doubling to $11 million from $5 million in the third quarter of 1998, largely based on sales to these markets.

Government Facilities. The market for explosives detection devices in government facilities, such as government offices, prisons, military bases, nuclear power plants and embassies, has evolved largely as a result of recent incidents such as the 1996 Oklahoma City bombing and the 1998 bombing of, American embassies in Kenya and Tanzania. In 1999, the Company sold detection equipment to the United States Department of Defense. Management believes counter-terrorism policies are also being contemplated by other countries.

Commercial Properties. The Company believes that a market will evolve for explosives detection equipment in commercial properties such as hotels, shopping centers and office buildings as a result of targeting of public areas by terrorist groups as evidenced by the 1996 bombings of the World Trade Center in New York, the IBM offices in Athens, Greece and the Samsung Electronics Company and Korea Telecom International offices in Sri Lanka.

Public Services. Public services such as postal and telecommunications services have become not only a means of delivering explosives in the case of postal service but also potential targets.

Transportation Security. Transportation security, and specifically aviation security, is perhaps the most developed and advanced market for explosives detection devices. The United States and the United Kingdom are generally regarded as the leaders in developing strategies and implementing solutions for aviation safety. In 1997, the US Government, through the Gore Commission, released a report on aviation safety which defined an infrastructure for explosives detection for all US airports. This resulted in the US Government's appropriation in October 1996 of US$400 million for the acquisition of new explosives detection technology and other security enhancements of which US$144.2 million was specifically designated for the immediate procurement of explosives detection devices. The FAA's Aviation Security Advisory Committee (the "ASAC") has further recommended an expenditure of US$1.8 billion between 1997 and 2000 for carry-on and checked luggage and personal screening at larger US airports and recommended the expenditure of an additional US$3.9 billion between 2001 and 2005 to complete the US airports security upgrade. There can be no assurance that the FAA's recommendations will be implemented or that monies that are appropriated will be spent.

         Management believes that the FAA and the European Civil Aviation Council ("ECAC) will

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influence other aviation authorities worldwide in the implementation of security strategies and technologies. Management also believes that the strategies and technologies applied in aviation security are very advanced and will influence the adoption and implementation of trace technology for security in other transportation facilities, including subways, train stations and trains, and other non-transportation markets.

Other Markets. In addition to the markets listed above, the threat of explosives is also present at border crossings, schools, government buildings, military compounds, embassies, corporate buildings and nuclear facilities.

         Trace Detection Market - Drugs

         The production, trafficking and use of illegal drugs is worldwide. Governments, law enforcement agencies and commercial enterprises are attempting to curtail both trafficking and consumption.

         Purchasers of drug detection equipment include law enforcement agencies throughout the world such as customs organizations, police forces and prisons. In addition, private companies, particularly airlines, shipping and courier companies, have also begun purchasing detection equipment to curtail their unwitting transport of illegal substances. Private employers and school organizations have also begun using detection devices to investigate possible drug use by their employees and students, respectively.

         Demand for drug detection equipment by government and law enforcement agencies is driven to a large degree by the budget allocations made available to such agencies. Worldwide anti-drug efforts are difficult to quantify although the United States, is expected to spend over US$1.8 billion in 1999 through the United States Drug Enforcement Administration on drug detection and interdiction. This does not include spending by local or state police or customs agencies.

         The IDS Solution

         The Company has developed a comprehensive suite of products available for the explosives detection and drug detection markets, including portable, handheld, walkthrough and vehicle scanning products. The Company's products are based on patented technology which combines a GC/IMS analytical detection system, an automated preconcentrator to automatically capture samples for testing and proprietary analytical computer software to provide fully automated, unmanned operation and detailed results analysis.

         The Company believes that it is the only company in the world to use fully integrated dual detection analytical capability in the form of gas chromatography (GC) and ion mobility spectrometry (IMS) analytical processes for explosives detection and drug detection. This enables the Company's equipment to achieve what management believes to be the highest sensitivity and selectivity capabilities of any chemical detection device currently available.

         With respect to sensitivity, the Company's equipment is able to detect targeted chemicals in quantities as small as parts per trillion, which is critical in explosives detection applications. The quantity threshold level for the equipment is adjustable by the operator to varying levels of sensitivity, as it may be desirable in some applications such as drug detection, to raise the threshold to avoid the detection of ambient quantities of illegal substances. In terms of selectivity, the Company's products have the capability to separate, detect, analyze and positively identify all organic chemicals in both qualitative and quantitative terms. For example, the equipment can distinguish nitrogen found in common items, such as cheese, from nitrogen compounds found in explosive materials.

         The fully automated preconcentrator, contained in the Company's products, simultaneously performs three distinctive functions -- collection, desorption (transferring the sample to the analytical unit) and cleaning. Management believes that the Company's automated and continuous sample collection process results in superior throughput and the fastest operational system commercially available. A full analysis on any sample can be completed within six seconds and, in contrast to non-continuous sampling instruments, successive samples may be introduced without waiting for analysis of prior samples to be completed.

         The Company's proprietary computer software allows the Company's equipment to be fully integrated with computerized networks and allows for encryption of data. The software also facilitates the ease of use of the equipment, as no interpretation of results is required by the operator. The device is able to automatically exhibit a "pass/fail" message, identify the substance and its concentration. The proprietary software can be readily programmed for the detection and analysis of new substances, thereby enabling the core technology to be adapted to new applications such as clinical diagnosis and industrial process control.

Analytical & Security Division Strategy

         The Division's mission is to become a leader in the trace detection market. The strategy of the Division is based on the following:

         o  global presence

         o  market segmentation

         o  product optimization

         o  technology innovation.

         The Company seeks to utilize its core technology and knowledge of the equipment markets for explosives detection and drug detection to focus on markets where the Company believes that needs are unmet or where rising security standards leave existing systems wanting.

         The Company believes that its greatest opportunities are in markets, such as corrections, military, customs, government, public security and commercial entities. The Company seeks markets with lower barriers to entry and markets which can benefit most from its products. In 1998, the division's engineering, manufacturing and sales and marketing resources were shifted to these markets. The acquisition of Scintrex expanded the Company's line of portable explosives detectors, such as the EVD-3000, which are particularly suited to a broad range of security applications.

         The Company seeks to coordinate sales and marketing initiatives with regional partners who have familiarity with local markets and may also contribute financially to local promotion and service. The Company's worldwide network of distributors has an established presence in many non-aviation markets and is working with the Company to address industry-specific requirements. An example of this joint development is the Company's hand held trace detection system for the drug detection market which was developed without a nuclear ionization source in response to market requirements as defined by IC AeroTech Corporation, one of the Company's distributors.

         The Company is pursuing the development of new trace detection technologies which it believes will further enhance its competitive position within its selected markets. For example, the Company is developing an explosives detection system based on laser technology for baggage screening based on a contract from the FAA and Transport Canada.

Analytical & Security Division Products

         The Analytical & Security Division manufactures a product line consisting of portable and stationary explosives and narcotics detectors. Selling prices for the Company's equipment vary by product, configuration, and market. Prices are generally quoted in US dollars and range from a low of US$20,000 for small and portable hand-held units to a high price, in excess of $1,000,000, for the largest stand-alone chemical detection system that the company currently offers on the market at the present time.

Portable Hand-held Devices

         IDS is a world leader in the portable, hand held explosives and narcotics detection systems market. The NDS-2000 is a user-friendly hand-held narcotics detection system. The instrument is targeted to organizations requiring a cost-effective system providing clear and reliable results. Potential users include police and security forces, the military, customs, correctional institutions, aviation and marine carriers, postal and courier operators and schools.

         The EVD-3000 hand-held explosives detector is a portable explosives trace detector capable of detecting explosive vapors and particles. The Company believes that it is the only commercially available product that does not use of a radioactive source or external carrier gas. The detector is ready for use in 60 seconds and delivers results in 10 seconds. Police, airport, military and security authorities around the world use the device. The EVD-3000 is one of the most widely deployed explosives detection products in the world.


Large-scale Systems

         The Large Vehicle Bomb Detection System ("LVBDS") is an integrated system that can be easily modified and customized for new and existing facilities. The core of the system is the proven and patented GC/IMS chemical detection system that detects trace quantities of explosives

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accurately, quickly and continuously.

         The Company has designed a prototype of a walk-through portal bomb detection system (NOVA Explosives Detection Walk-Through System) based on the Company's Orion Plus vapor detection system which incorporates several new technologies. The explosives detection system is complemented with a camera system that can produce images of a person revealing any objects hidden under the clothing. A metal detection system can also be integrated into the portal. All data from the NOVA system could be sent to a Central Command and Control Center where it may be analyzed and displayed. A provisional patent has been filed with respect to this technology in the United States.

Stand-alone Devices

         The Orion and Orion Plus are fully automated stand-alone systems, incorporating the Company's core technology to detect explosives including EGDN, NG, TNT, AN, PETN and RDX. These explosives are sampled in the form of trace particles deposited on surfaces (for example, persons, baggage and packages) in as little as parts per trillion quantities. The system was originally developed to meet FAA requirements and has subsequently been approved by the FAA for installation at US airports.

Vapor and Super-particulate Screening

         In many jurisdictions, detecting a target chemical particulate is not sufficient grounds to detain an individual or deny access under local regulations. Particulates indicate recent contact. Vapors, however, indicate possession, and IDS gas chromatography/ion mobility spectrometry (GC/IMS) technology is suitable to detect both. The Company manufacturers and markets equipment for detecting vapors on people and in bags, containers and vehicles.

         The Core Technology

         A number of products in the Analytical & Securities division, including the Northstar and Orion product lines, as well as proposed products for manufacturing process control and health care diagnostics in ChemiCorp and the Caduceon division utilize the proprietary patented GC/IMS technology to analyze samples for the presence of targeted chemical compounds in quantities smaller than a billionth of a gram.

         The operation and internal workings of the Orion Plus product, which is representative of the Company's products incorporating the GC/IMS technology, can be demonstrated as follows: A sample, in a vapor and/or particle form, is first introduced to the detection device either automatically or by an operator. The sample is then suctioned into the proprietary preconcentrator, where it is heated to the point that the molecules vaporize.

         The preconcentrator consists of two separate sub-modules called the PCAD (Particle Collection and Detection) and VCAD (Vapor Collection and Detection) optimized for particle collection and vapor collection, respectively. Each preconcentrator consists of a rotating carousel

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holding three tabs equally spaced. The tabs rotate between three positions continuously -- sampling, desorbing (transferring the sample to the analytical unit) and cleaning.

         Once the sample has been collected on the tab in the sampling position, that tab is moved into the desorbing position where the trapped particles and vapors are selectively desorbed into the GC/IMS analytical units. This tab is then moved to the cleaning position where it is prepared to accept the next sample. These processes, are conducted in parallel and thereby considerably speed up the overall sampling rate of the system when working in a continuous operation mode.

         The PCAD and VCAD sub-modules of the preconcentrator each have an analytical unit, optimized for low and high volatiles respectively. The desorbed analyte is transferred to the analytical units via transfer tubes kept at elevated temperatures. The vapor samples are retrapped in a smaller volume in the analytical units and are then injected in less than a few hundred milliseconds into a Gas Chromatographic (GC) column connected to an Ion Mobility Spectrometer (IMS). A two dimensional analysis of the sample then takes place in the analytical system by separating the components of the injected sample by retention time in the GC column and by mobility in the IMS. The output of the analytical system consists of a series of voltage waveforms taken at regular intervals over a five second period which is the elution time for all the relevant compounds from the column. This output is digitized by the computer, analyzed by comparison to a stored database of target chemicals, and the results are displayed on the output screen of the unit. In the event that one of the compounds of interest detected is present above a preset threshold value, the unit produces an alarm signal and provides relevant detailed information on the display screen.

         One important feature of IDS' equipment is its use of PC-based computer software developed by the Company, which controls the mechanical, pneumatic and electrical components of the system yielding a completely automated process. The software also provides the operator with enhanced graphic read-outs of the test results enabling the user to view the data in more detail. All of the results of the detection are shown on the touch screen display in a variety of user selectable formats. Software configurable input menu buttons are also displayed on the screen for user input by touch.

Analytical & Security Division Market Requirements

         Although specific requirements vary between the explosives detection equipment market and the drug detection equipment market, the Company believes the following factors are generally considered by customers when evaluating detection equipment:

Sensitivity. Detection equipment must be capable of detecting very small traces of organic chemicals. A high degree of sensitivity is particularly critical in explosives detection applications. With respect to drug detection applications, device sensitivity should be configurable such that ambient quantities of illegal substances will not trigger positive detection.

Selectivity. Detection equipment must be capable of detecting and identifying specific organic materials, notwithstanding the presence of varying background levels of chemical substances or

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the presence of substances with similar chemical characteristics to the targeted substance but which are innocuous.

Ease of Use. As detection equipment is often operated by employees with little technical training or in areas subject to high turnover, such as airport and building security personnel, the equipment must be easy to use with minimal training and the results of testing must be easy to interpret.

Portability. The ability to easily move the equipment is particularly important in the drug detection market where law enforcement personnel must actively search for illegal substances in remote locations, such as cars, schools and prisons. IDS has a line of portable explosive and drug detectors.

High Throughput. Detection equipment must be capable of processing a significant volume of people, luggage or packages, while effectively identifying targeted chemicals (such as explosives or drugs) and maintaining a low false alarm rate. Throughput is particularly critical for passenger and baggage screening in airports as well as in postal processing applications.

Automation. Detection equipment is increasingly being integrated into large, computerized, comprehensive security systems and must, as a result, provide for automated operation and appropriate systems interfacing.

Cost. As purchasers of detection equipment are most often government or quasi-government bodies, the cost of acquisition as well as ongoing maintenance, training and staffing costs play a significant role in the procurement decision.

     While achieving a high degree of functionality and performance, the Company's products retain a mid-market pricing level in terms of acquisition cost. The Company's products also have low ongoing maintenance costs.

Regulatory Acceptance. The approval or certification of the equipment by a recognized authority, such as FAA or the Department of Transportation ("DOT"), is essential for many government security projects, particularly in the area of explosives detection, and may increasingly become a requirement in commercial markets. Many of the Company's products were developed with the financial participation and technical direction of the FAA and Transport Canada.

ICAO Taggants. The ability of the equipment to detect taggants, or signature markers, which the International Civil Aviation Organization ("ICAO") has mandated be included in plastic explosives for the purposes of identification and is expected to be required by the FAA for all detection equipment. To the Company's knowledge, its Orion Plus product is one of only two products in the world capable of operationally detecting the taggants mandated by ICAO.

Ionization Source. Most chemical detection equipment relies on nuclear materials as an ionization source and as a result requires additional regulatory approvals and licenses thereby increasing the cost of acquisition and restricting transportability. There is concern, particularly in

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



the case of a handhold unit, with respect to perceived health impacts of radioactive material on operators. As a result, the Company believes that a non-nuclear source will increasingly be a requirement. The Company's drug detection products are, to management's knowledge, the only products which do not rely on nuclear materials as an ionization source and as a result, no additional regulatory approvals or licenses are required and no health hazards are posed.

Scintrex Earth Science Instrumentation Division

         The Earth Science Instrumentation Division designs, develops and manufactures geophysical instruments, which are sold or leased for ground water studies, archeology and environmental site characterization, and mining and hydrocarbon exploration. The market for mineral exploration equipment is strongly influenced by the state of the mining industry, which has historically been cyclical in nature. Due largely to its history of mining exploration, Canada has become a significant manufacturing center for geophysical equipment. The Earth Science Instrumentation division's primary clients in the mining and petroleum fields include exploration contractors, resource companies, government agencies, international agencies and educational institutions throughout the world.

         Scintrex's highly sensitive mineral exploration equipment is used for numerous applications. These include: locating deposits of base metals, precious metals, iron, uranium, diamonds and groundwater and geothermal resources and studies for archaeology and environmental site characterization, including groundwater contamination and buried hazardous waste. IDS's equipment measures variations of natural radiation, magnetic fields, electric fields, gravity and other force fields and rock properties in order to identify areas favorable to mineral and hydrocarbon resources.

         Scintrex Earth Science Instrumentation specializes in providing complete geophysical solutions to clients around the world. Utilizing in-house products and expertise, as well as by key relationships with several Original Equipment Manufacturer suppliers ("OEM") suppliers, Scintrex is able to provide complete packages to our clients. This is an important consideration for international funding agencies as the preference is to have one company which is capable of providing all required geophysical instrumentation, support equipment, software and training to the client.

Products

         Scintrex Earth Science Instrumentation has its head office located in Concord, Ontario, Canada where it has a complete manufacturing facility. As well all Sales & Marketing, R&D/Engineering and Customer Service is also based out of and controlled by the head office. As well Scintrex Earth Science Instrumentation has Sales, Rental and Customer Service capabilities in its regional offices based in Denton, Texas, U.S.A., Orleans, Frances and Brisbane, Australia. The Brisbane office also has a small manufacturing facility where our borehole logging products are currently manufactured.

         Scintrex' is a premier supplier and distributor of geophysical instrumentation worldwide. The

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Division's products are designed to operate and perform in a wide variety of conditions, including mountains, swamps, jungles, deserts and ice fields. IDS equipment provides information from deep below the earth's surface and from the bottom of the sea. Equipment can also be fastened to aircraft exteriors and suspended from helicopters for gathering highly accurate geophysical data.

         In 1998, the Division acquired Scintrex/Auslog Pty Ltd., adding a range of borehole logging instruments to its product portfolio. Its systems are custom-designed to meet the demands of users conducting borehole geophysical surveys. Borehole logging equipment is widely used in the mineral equipment industry.

         Scintrex entered into a letter of intent dated October 1, 1999 to acquire 100% of the capital stock of Micro-g Solutions Inc., a Colorado based geophysical instrument company. The agreement is based on a share for share exchange of Scintrex common shares for Micro-g Solutions Inc. shares.

         In 1999, the Division launched its advanced SARIS - Scintrex Automated Resistivity Imaging System. SARIS combines a transmitter and receiver in one device, and uses intelligent electrodes to provide users with an electrical image of the subsurface. Applications for SARIS include groundwater exploration, environmental site investigation, archaeology and mineral exploration.

         The CG-3 "AutoGrav" Automated Gravity Meter is the flagship product for the Earth Science Division. This quartz based gravity sensor has become the standard sensor used in the measurement of gravity around the world. This technology has also been modified to meet unique applications such as the SeaGrav, a version of this sensor which is used to take gravity measurements on the sea-floor or mounted inside submersible vessels. There is also a version used in the HeliGrav system, a proprietary helicopter-borne survey technique used by the Survey and Exploration Technology Division.

         The ENVI Geophysical System is a lightweight, portable proton precision magnetometer/gradiometer with very low frequency electromagnetic capabilities, enabling the user to survey large areas quickly and accurately. The ENVI Geological System is considered the standard tool in the first stage of any mineral exploration project. Its ease of use and simple operator interface allows it to be a very useful tool for environmental and groundwater applications.

         The CS-2 is a high resolution cesium magnetometer sensor used primarily by airborne geophysical operators, as well as in ground and marine systems.

         The SMARTMAG is a high-resolution ground cesium magnetometer system incorporating a CS-2 sensor and user interface console. Aside from providing a high-resolution exploration tool, it is also widely used in the archaeology, environmental and unexploded ordnance (UXO) markets.

         The Earth Science Division also offers a wide range of induced polarization and resistivity products such as the IPR-12, the TSQ line of transmitters, and a suite of ancillary products principally used in exploration for precious and base metal mineral deposits. A new high power IP transmitter, the VERSA is schedule for release in 2000.

         Radiometric instruments used for exploring mineral resources and for measuring environmental and health concerns include the GRS-500 and the vehicle-borne CARS-2000, a portable radiometric mapping system.

Survey & Exploration Technology Division

         IDS's Survey & Exploration Technology division provides a wide range of airborne, ground and borehole contract geophysical services to the exploration and remote sensing communities. The union of airborne services with ground survey operations and borehole logging services expanded the division's scope to provide broader technological and geographical market coverage. The focus is on contract geophysical surveying and mapping services, and on providing integrated airborne survey system solutions for sale or lease. The Survey & Exploration Technology Division has established its operating bases in Australia, Southeast Asia and North and South America.

Integrated Systems and Surveys

         Services include the sale and support of integrated airborne systems, surveys incorporating the Division's proprietary technology - such as the PDS-3M(TM) pipe-line detection system and the HeliGrav(TM) helicopter-transported long-line gravity system - and standard ground and airborne geochemical, geophysical and borehole logging surveys. Market opportunities for Survey & Exploration Technology's expertise exist in oil and gas exploration, base mineral and precious metals exploration, environmental monitoring and contamination quantification, groundwater exploration and pipeline mapping. The airborne element of Scintrex has performed over 3,500 geo-physical surveys and 300 airborne system installations worldwide over the past 40 years.

         In 1998, IDS's acquisition of Scintrex led to a reorganization of the Survey & Exploration Technology division. The union of airborne services with ground survey operations and borehole logging services created a new business with broader technological and geographical market coverage. The focus is now on contract geophysical surveying and mapping services, and on providing integrated airborne survey system solutions for sale or lease. The division has since established and strengthened its operating bases in Southeast Asia and North and South America.

         In addition to its proprietary technologies, the Survey & Exploration Technology division offers a range of contract airborne geophysical services including "Helimag" surveys, multi-sensor helicopter borne surveys (EM, magnetic, radiometrics and very low frequency electromagnetic ("VLF")) and fixed-wing magnetometer and/or fixed-wing multi-sensor surveys (magnetics, radiometrics and VLF). All airborne systems include Differential Global Positioning System Navigation (including real-time corrections where practical), color video of flight path recording and PC-based data acquisition systems. Survey data is processed either in the field at the survey site or at data processing centers maintained at the division's head office in Concord, Ontario and at its Perth, Australia base.


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         The Division provides contract geophysical exploration and consulting services from its headquarters in Concord, Ontario, as well as through subsidiary companies. These include Scintrex Pty. Ltd., which operates from a base in Perth, Australia, and Megafisica Survey Aerolevantamentos S.A., Scintrex also operates a second fixed-wing aircraft system based in Rio de Janeiro, Brazil.

         On October 1, 1999, Scintrex entered into a letter of intent to acquire 100% of the capital stock of Val d'or Sagax Inc., a Quebec based geophysical instrument and survey company. The agreement is based on a share for share exchange of Scintrex common shares for Val d'or Sagax Inc. shares.

         The Survey & Exploration Technology division operates a PC-based, data processing/mapping system which utilizes proprietary technology. The integrated geophysical processing software carries out flight path recovery, EM and resistivity data processing, magnetic and gravity data processing and leveling, gamma-ray spectrometer correction and processing filtering, gridding and contouring of data, imaging of gridded data and high quality plotting of line and imaged data to any desired map scale and map layout.

         The products and services of the division have historically been sold primarily for use in mineral exploration and environmental monitoring. The Division has more recently diversified into the oil and gas exploration industry by the development of a number of products including 3- D Magnetic gradiometry. The Surveys Exploration Technology Division developed HeliGrav(TM) helicopter borne technology for gravity surveys and for surveying inaccessible or environmentally sensitive areas. This Division has also developed the PDS-3M System, a three-dimensional magnetic gradient measurement system used in the detection of oil field pipelines and well heads. The system is being used to determine the precise locations of unknown pipelines in existing, operational oil fields and to enhance the safety of seismic crews operating in the field.

         In addition to performing surveys, the division also sells Integrated Airborne Geophysical Survey Systems to government clients around the world. The Division's products include a range of airborne instrumentation and systems for use in helicopters and fixed-wing aircraft, as well as hardware and software for processing, mapping and interpreting airborne geophysical data. Scintrex has installed airborne systems ranging from magnetometer/spectrometers to fully configured EM systems with associated data processing facilities. These systems are based on sensor technologies either owned by the Company or licensed or acquired from third parties, which are integrated together with data acquisitions, navigation ancillary instrumentation.

Recent Projects

         Some of the Division's recent projects include: an airborne magnetic survey covering 12,000 square miles for a Bolivian oil company; delivery of a $2.19 million order for an upgrade of a fully integrated airborne system to the Indian government that will be used over the next 10 years; a large gravity survey using HeliGrav(TM) and conventional methods in Australia; geophysical borehole logging and survey projects throughout Australia and Southeast Asia; and helping PEMEX, Mexico's state-owned oil company, with large-scale pipeline identification and mapping projects.

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Strategy

         The level of oil and mineral prices, which are cyclical in nature, strongly affect the division's business. Nonetheless, since 1998, the Division performed services for Amoco, Chevron, Shell Canada and Petro-bras, among other oil and gas companies.

         The Survey & Exploration Technology division is also pursuing and succeeding in markets beyond mineral and petroleum exploration, including environmental, pipe-line and groundwater surveys. The Scintrex PDS-3M pipeline detection system detects buried oil and gas pipelines, well-heads and other environmental targets. Recent clients include Mexico's state-run oil company PEMEX and major seismic companies such as Western Geophysical and Schlumberger. The Division also owns six Scintrex CG-3 AutoGrav gravity meters and HeliGravs(TM) for use in gravity surveys. Working with partner companies in locations around the world, the Division is expanding its contact base and demonstrating systems such as the PDS-3M pipeline detection system, the 3D-GM(TM) three-dimensional magnetic gradient system and HeliGrav(TM) to new clients in new applications.

IDS Power Control Systems Division

         IDS Power Control Systems Division supplies custom-designed control and safety instrumentation for control sub-systems in nuclear reactors and other power generation plants. Since 1973, the Company's subsidiary Scintrex has developed and manufactured control room instrumentation, high-gain DC amplifiers and safety shutdown systems for Canada's CANDU type heavy water nuclear power reactor system. Many of the IDS Power Control Systems' products were developed as adaptations of existing Scintrex technology and include a number of monitoring and control devices for use in CANDU nuclear power plants located in Ontario, Quebec, New Brunswick, China, Korea, Argentina and Romania. Such products comprise reactivity control logic cabinets, shut-off rod logic modules and logic panels for safety shut-down systems.

         Formerly known as Scintrex Nucleonics, the new name reflects the Division's transition to a wider power generation market. The division has increased its emphasis on light water reactor subsystems and other energy-generating applications. The worldwide light water reactor market is estimated to be about 10 times the size of the heavy water reactor market, and in order to diversify its customer base, IDS Power Control Systems is currently bidding on more than five contracts to provide safety systems to a variety of light water nuclear reactor installations. The Division is also pursuing additional business from Canatom/NPM for instrumentation for the Qinshan 1 and 2 nuclear power projects in China. At present 10 different proposals have been submitted, although to date, the Company has not been awarded any light water nuclear reactor installation contracts.

         IDS Power Control Systems also manufactures a line of health physics monitors for the nuclear industry including portable handheld tritium, gamma and beta-gamma contamination monitors, as well as radiation dosimeter "badges" which are used to determine cumulative long-term exposure to small amounts of radiation. The monitors include large sophisticated systems for monitoring entire buildings. The units are supplied to reactor sites, lab facilities and other places where tritium gas poses a hazard.

         The division's new Emergency Fuel Control System is a highly sophisticated combination of mechanical, electronic, process control and computer components. The division is currently manufacturing this key control component for the Qinshan power station project in China; however, this system can eventually be applied to other industrial control applications. IDS Power Control Systems also received a $2.5 million order in November 1998 for enhancements to the main control room panels, temperature transmitters and other elements at Qinshan. For the Qinshan project, IDS Power Control Systems is responsible for all aspects of system development and integration, including design, manufacture and quality control. The Company also received an order from Korea Electric Power Corporation for a $350,000 fuel monitoring system in February 1999.

         The Division's strategy is to increase market share for its traditional line of equipment for CANDU power stations while bidding on contracts for light water plants. Another element of new business is the supply of computer networks for instrumentation and control applications. Emphasis will also be placed on the integration of process control systems utilizing programmable logic controllers.

IEC (Integration, Engineering and Consulting)

         IEC (Integration, Engineering and Consulting) is the systems integration business unit of IDS. IEC's primary business is providing systems and services to the Canadian federal government, especially the Canadian Department of National Defense (DND). IEC comprises a Division of systems specialists who are qualified Microsoft Certified Systems Engineers and/or Sun Microsystems Certified System and Network Administrators. The division specializes in the analysis, design, installation, integration, administration and support of complex computer security systems. The division has almost 10 years of continuous corporate experience, offering a full spectrum of services, including provision of hardware and software products.

         Utilizing accepted international security standards and policies, IEC is able to bring together the security products, technologies and professional services, such as CMW, C2 and B1 desktop applications and networks, to address TEMPEST, INFOSEC, COMSEC and Secure Access Control system requirements. In attaining this level of expertise, IEC has developed strong relationships with other high-tech companies.

Systems Integrator

         IEC has developed innovative security technologies and solutions for Canadian government departments and security agencies which have significant domestic and international security requirements. The Division specializes in Command and Control, Intelligence and Data Fusion. Effective command and control are critical in times of crisis and require the attention of the trusted and experienced specialists. IEC has extensive experience with many Command and Control systems, both with the DND and the United States Department of Defense
(DoD).

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Supplier

     IEC provides high quality products and solutions such as secure Message Handling Systems, Geographic Information Systems, Mathematical Modeling and Analytical Tools, Computer Aided Design, Imagery Exploitation and Document Scanning and Optical Character Recognition. IEC's products and services are purchased primarily by Canadian government security organizations, such as DND, the Royal Canadian Mounted Police (RCMP), the Canadian Security Intelligence Service (CSIS), the Communications Security Establishment (CSE), Health and
 Welfare Canada and the Department of Foreign Affairs and International Trade.

Security

     Secure supplier status is a rigorous requirement for any organization providing information technology products and services to government departments such as DND, CSIS, CSE and the RCMP. IDS has TOP SECRET and NATO SECRET facility security clearances, and IEC employees hold TOP SECRET security clearances, involving considerable site security and in-depth personal background checks. IEC believes that the security clearances provide a significant competitive advantage.

Synergies

     IEC's experience in developing security systems solutions enables it to form synergies with IDS's six other business units. The Division's engineering and integration strengths played a role in the early stage of the development of the Large Vehicle Bomb Detection System for the Analytical & Security division.

ChemiCorp and Caduceon Division

     The Company acquired ChemiCorp and established the Caduceon Division to adapt its core technology to the industrial process controls and point-of-use health care, respectively. The Company intends to develop products independently or to partner with an existing established organization in the application area to jointly pursue market research and development. Once product feasibility and marketability have been proven, the Company intends to either manufacture and sell products based on such new technology or to license its technology and design to the strategic partner for manufacturing and marketing purposes.

ChemiCorp

         IDS acquired ChemiCorp to enter the industrial process control and environmental monitoring markets. The subsidiary is performing research and development on various applications for the GC/IMS technology in industrial manufacturing settings and for environmental use. Manufacturers regularly require quantitative and qualitative monitoring of the chemical composition of their processes to ensure product integrity, purity and quality. In the first half of 1999 IDS increased its ownership of ChemiCorp, a development stage company, to 70% of ChemiCorp's outstanding capital stock for $314,000 in equipment and a license for patented trace chemical detection technology.

         ChemiCorp is pursuing development of high-speed in-line process control, product inspection and management systems. The Company's robotic analysis capabilities automate the process, limiting the need for chemists and their equipment. Industries that could employ such chemical detectors span the range of manufacturing sectors from auto makers to food and beverage companies, pulp and paper makers, pharmaceutical companies, petrochemical companies and chemical companies.

         The Company has commenced the development of a high-speed gas chromatograph system that can analyze chemical samples at speeds 100-300 times faster than conventional gas chromatographs. Such instruments are to be used in analytical testing in commercial and industrial quality laboratories, particularly the chemical, pharmaceutical, and food sectors.

         One potential area of application is in food and beverage production, where consistent chemical composition relating to the flavor and aroma of a product is critical. The GC/IMS technology can be used to detect flavor-affecting volatile organic compounds such as esters.

         The Company believes that its core GC/IMC technology can be used to develop equipment to monitor toxic and other unwanted compounds in the workplace. Such equipment may minimize employee risk of exposure to dangerous compounds, particularly where existing devices are not adequately sensitive.

Caduceon Division

         IDS formed Caduceon to adapt its core GC/IMS sensory technology as a non-invasive diagnostic screening platform for use in point-of-care clinical diagnostic settings. The Company owns 87% of the outstanding stock of Caduceon. Dr. Mariusz Rybak, Chief Executive Officer, and his wife own 5% and 3% of the Caduceon stock, respectively. Mr. Sanje Ratnavale is also a 5% shareholder of Caduceon. Accessing blood-stream properties through breath analysis can provide significant information about metabolic processes in the body. More than 400 volatile organic compounds related to disease states have been identified in human breath. However, the development of breath analysis technology for detecting low levels of these compounds has been complicated by technological barriers at the start of the process. Water must often be removed from the sample because it can create physical and chemical interference. IDS technology has no need for water removal. IDS believes that the sensitivity of the equipment permits analysis from a normal breath sample.

         IDS is performing research and development on an easy-to-use mass spectrometer to perform point-of-care breath analysis in one automated step. A breath analyzer could have many possible uses. In point-of-care settings, such as emergency rooms and intensive care units, breath analyzers could help physicians gather in seconds, without the need for invasive arterial blood analysis, near-real-time information about patients' metabolic states. Physicians could monitor, for example, patients' levels of ammonia, lactic acid, nitric oxide and ketone bodies such as acetone and other blood gases.

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         Breath analysis for evidence of possible cell-damaging oxidative stress represents a broader medical application, and there is already an emerging demand for this kind of analysis in the fitness and alternative health markets. Also, by monitoring chemical concentrations in the breath of employees, companies could ensure that they meet necessary occupational safety and industrial hygiene requirements.

GeoCommerce, Inc.

         On November 16, 1999, a new e-commerce business initiative named GeoCommerce, Inc. commenced operations. GeoCommerce, Inc. is an 81% owned subsidiary of the Company. The balance of the shares are owned by management of GeoCommerce, Inc. GeoCommerce is an on-line, e-commerce initiative designed to serve the international exploration and mining industry. GeoCommerce was developed using Sun-Netscape Alliance iPlant e-commerce software.

         Initially, GeoCommerce will consist of two Internet portals called GeophysicsOnline.com for the mining and oil and gas exploration industries, and a second portal called MineOnline.com for the mining production equipment sector. Both GeophysicsOnline.com and MineOnline.com will give mining, geophysics, and exploration professionals access to the services and products of companies worldwide. The portals will also feature full service, e-commerce capabilities, specifically designed to meet the business-to-business needs of the industry.

         GeoCommerce will act as a broker on these portals, bringing buyers and sellers together, providing key information about products, services, data sets and land options available, and finalizing transactions with full billing credit and bank capabilities. GeoCommerce is working with Scotiabank and its subsidiary, e-Scotia.com to provide a complete range of electronic options and security services.

Sales and Marketing

         The Company pursues a global marketing strategy based on the regional forecast of its sales and service centers (with offices in the United States and Europe), as well as an exclusive network of local distributors and representatives.

         An international sales management responsible for achieving specific performance targets manages each of the five major regions (United States, Europe, Middle East/Africa, Latin America and Asia/Pacific). The Company sells its products through both a direct sales organization consisting of four individuals and through approximately 70 distributors and strategic partners throughout the world. In Canada, the United States and Europe, the Company uses its direct sales force and a network of manufacturer's representatives.

         Referral selling is important to the Company. Local distributors are selected carefully and the Company believes that they are well trained and motivated. Many of the distributors are also certified service providers working closely with the Company's customer service department. While the material costs are shared with local partners, the Company advertises it's products in international industry magazines, on the Internet and through participation in major trade shows, conferences, sales promotions, product demonstrations and world events. Frequent customer visits enable the Company to address customers' needs and follow market trends. Sales promotion is carried out through visiting clients to show new instruments, participating in technical conferences and exhibitions and advertising in trade publications.

         The Analytical and Security Division's direct sales and marketing efforts are focused on security markets such as government facilities, commercial properties and public service as they are believed to represent the most immediate sales opportunities. The Division's marketing and distribution network is comprised of over 25 distributors and strategic partners.

         The Company's sales and marketing efforts typically involve extensive customer visits, demonstrations and field testing. Sales prospects are generally targeted by the Company or its sales partners, although the Company also responds to requests for proposals. Once a sale has been completed, the Company provides on-site training, including proper sampling and maintenance techniques. The Company generally provides a one-year parts and labor warranty with the purchase of its equipment, and offers extended warranties for an additional fee. The Company has entered into a service relationship with EG&G Astrophysics to provide service and maintenance in the United States.

         In 1999 the Company opened a United States sales office in the Washington, DC area and established a sales, service and marketing presence in Europe. The Company also intends to identify strategic partners in South America and Central Asia.

         The Scintrex Earth Science Instrumentation Division's sales and marketing operation are based in the Concord office, where sales and marketing activities are coordinated. Regional offices have been established in Denton, Texas for the United States, Orleans, France for Europe and French Africa and Brisbane, Australia for Australia and Southeast Asia. Sales and marketing are handled by six primary regional sales managers, three based in Concord and one in each of the three regional offices. Scintrex Earth Science Instrumentation Division has also developed a comprehensive network of approximately 50 distributors/representatives throughout the world.

         The IDS Power Control Systems Division's exports of health physics products are marketed by distributors and commissioned sales agents in the United States and Europe. The majority of the sales and marketing effort of this Division are targeted at the international electrical generation market. The Division has traditionally focused (when it was Scintrex Nucleonics) on the nuclear generation segment. Following the acquisition of Scintrex by the Company, the Division expanded its area of sales and marketing efforts into the fossil and other power generation markets. The Division has also focussed on its strength as a systems integrator, especially with systems containing networked industrial PC's and Programmable Logic Controllers (PLCs). The Division's health physics instrumentation sales include its most recent significant new product, the tritium-in-breath monitor.

         The Survey and Exploration Technology Division sells its products and services directly from three office locations in Concord, Ontario; Rio de Janeiro, Brazil and Perth, Australia. This base is broadened further through the use of representation agreements and joint ventures in many other countries, with specific focus in Mexico, Chile, Bolivia, the United States, Hong Kong, India and both Eastern and Western Europe. Negotiations are ongoing to provide sales exposure in Africa and other areas of strong potential business opportunities.

Manufacturing and Assembly

         The Analytical and Security Division manufactures and assembles its chemical detection equipment at its facility in Nepean, Ontario. The Company assembles the units from components provided by various suppliers and from parts manufactured internally. All parts are carefully chemically cleaned prior to being introduced to the assembly process. Quality assurance is performed as an ongoing process after each step in the manufacturing cycle, starting with the initial receipt of raw materials and sub-components and ending with a final inspection of the completed unit. On completion of the final inspection, a Quality Assurance Checklist is completed, signifying that the unit has passed final inspection and is ready for shipment to the customer.

         The Company manufactures and assembles its geophysical instrumentation at its facilities in Concord, Ontario for the Scintrex Earth Science Instrumentation Division, the Survey and Exploration Division and the IDS Power Control Systems Division. Included in the main plant is a machine shop and a model shop which are used principally for the fabrication and machining of parts. The machine shop and model shop improve the Division's ability to undertake system developments. The bulk of all manufacturing for these divisions' products is carried out at the Concord plant, although some of the manufacturing is contracted to third parties. The Earth Science Instrumentation Division also acts as a subcontractor to the other divisions of the Company, building sub-assemblies for these other divisions. The Earth Science Instrumentation Division also has a manufacturing facility at Scintrex/Auslog in Brisbane, Australia for the borehole logging products.

         The Survey and Exploration Technology Division is predominantly a service provider and as such has no manufacturing

         In terms of quality assurance, Scintrex is a certified ISO-9001 and CSAZ299.3 company for manufacturing and producing instruments governed by various quality standards. Scintrex has also obtained certain other certifications for some key products in order to meet European market requirements.

         The Company purchases the majority of the components used in its manufacturing process from approximately 75-100 suppliers. The Company believes that there is an adequate supply and source for the raw materials used in the products. The Company believes that it has the manufacturing capacity to meet anticipated demand for its products in the foreseeable future.

Research and Development

         The Company has 43 people involved in research and development with seven people focused on fundamental research and development of the Company's existing and new core technologies, and the remaining 36 people pursuing product development. The research and development budget for the Company has been doubled to $1.5 million in 1999 from $0.8 million for the year ended December 31, 1998. Developmental research, in contrast to "pure research", consists of development efforts to either upgrade existing technology or to bring into commercial production successful prototype products developed through pure research. Developmental research is performed in response to marketplace opportunities. The staff includes professional engineers and scientists trained in various fields such as electronics, mechanical and chemical engineering, nuclear physics and nuclear chemistry.

         Analytical and Security Division is the Company's center for trace detection technology research, product engineering and manufacturing. Chemicorp. and Caduceon are involved in specific applications development relevant to their target markets.

         Scintrex Earth Science Instrumentation Division has its engineering and research and development efforts based in the Concord office for all products, with the exception of the borehole logging systems, for which research and development is performed at the Scintrex/Auslog office in Brisbane, Australia. The research and development efforts are focused around a combination of new product development and upgrading of key core products. The Division's research and development is partially funded by an outside source to develop proprietary technology for this customer. The research and development staff is working on software, electronic and mechanical projects for many different customers.

         Since 1996, the Survey and Exploration Division has made significant research and development investments into its proprietary 3D-Magnetic Gradient systems, including the PDS- 3M(TM) system, the 3D-GM(TM) systems and the HeliGrav(TM) helicopter transported gravity technology. The Survey and Exploration Division is investing in research and development to enhance the usage of the data collected by these systems.

         The IDS Power Control Systems Division is working on software, electronic and mechanical projects for many different customers, including an integrated Resistive Temperature Detector (RTD), a networked computerized plant display system and a networked radiation monitoring system. The Nucleonic's branch of Scintrex's research and development staff is developing a Tritium-In-Breath Monitor which is intended to provide a rapid reading of body tritium.

         Internally and externally-funded research and development expenditures are set forth in the following table for the Company's fiscal year ended December 31, 1998. The Company's accounting policy is to expense the majority of its research and development expenses as incurred.


              Analytical &   Scintrex Earth      Survey &    IDS Power  IEC - Integration,   ChemiCorp                   Aggregate
               Security         Science        Exploration    Control    Engineering and  International,                Company R&D
                            Instrumentation     Technology    Systems       Consulting         Inc.      Caduceon Inc.    Expense
Gross R&D
Expense        $638,000     $154,000            $159,000      $1,000      0                 N/A            0             $952,000

Government
and Other
Grants         $67,000      $67,000             0             0           0                 N/A            0             $134,000

Investment
Tax Credits    0            0                   0             0           0                 N/A            0             0

Net R&D
Expenses       $571,000     $87,000             $159,000      $1,000      0                 N/A            0             $818,000

Customers

         The Company's Analytical & Security division customers have been primarily in the government sector. However, the Company's Analytical & Security products have also been purchased by non-government organizations. With respect to its trace detection products, customers have included the Federal Aviation Administration (FAA), Securair International Limited (Hong Kong), the Royal Canadian Mounted Police, the Ministry of Defense (U.K.), the Canadian Commercial Corporation, Lockheed Martin Canada Inc., the Federal Court of Canada, Transport Canada, the Department of National Defense (Canada), Correctional Services Canada and California Correctional Services. The FAA has, to date, been the most significant single purchaser of the Company's trace detection equipment. During the year ended December 31, 1998, sales to the FAA amounted to $1.85 million, or 8.4% of the Company's total sales. No other customer accounted for more than 5% of the Company's revenues in 1998.

         The Company's primary clients for its Scintrex Earth Science Instrumentation Division in the mining and petroleum fields include exploration contractors, resource companies, government agencies, international agencies and educational institutions throughout the world.

         The personnel and corporate entities that constitute the Survey & Exploration Technology Division have worked for many of the world's major mining companies, oil and gas companies and governmental agencies. Since January 1, 1998, the Division's clients have included such groups as the Australian Geological Survey Organization, the Hong Kong Royal Observatory, the United States Department of Defense, the Indian Geological Survey-Airborne Wing, PEMEX, Schlumberger, Western Geophysical, Input-Output, Amoco, Chevron, Kennecott, Ashton Mining and SOQUEM.

         IDS Power Control Systems customers include Westinghouse Savannah River, Battelle Pacific, Korea Electric Power Corporation, Canatom NPM, Inc. and Atomic Energy of Canada Limited, among others.

         IEC's products and services are purchased primarily by Canadian government security organizations, such as the Department of National Defense, the Royal Canadian Mounted Police, the Canadian Security Intelligence Service, the Communications Security Establishment, Health and Welfare Canada and the Department of Foreign Affairs and International Trade.

Competition

Analytical & Security Division

         The Company believes that its most direct competitors in the Analytical & Security division of its business are Barringer Technologies Inc. ("Barringer") and Ion Track Instruments ("ITI").

         The Company believes its products are unique in that they are based on a patented dual analytical system, GC/IMS. The Company believes that Barringer's and its products are based solely on IMS technology. Management believes that the Company's dual analytical system is a more advanced detection system than either of Barringer or ITI, providing a higher operational throughput based on a low false alarm rate and the automation of sample collection and analysis, while providing simple instrumentation that can be operated by relatively low skilled personnel. From a technical perspective, management believes that the Company's technology provides higher discrimination (selectivity), and unlike Barringer or ITI, the Analytical & Security division's products have the ability to simultaneously monitor both vapors and particles and detect all of the mandated ICAO taggants.

         The Analytical & Security division also completes indirectly for government expenditures with equipment manufacturers utilizing other technologies, such as Invision Technologies, Inc. and Vivid Technologies, Inc., which manufacture enhanced x-ray, CATSCAN and other bulk imaging technologies. Because trace particle detection equipment is used in certain instances to verify detection results obtained in bulk imaging systems, the division's products are complementary to these technologies and can be used effectively in combination.

         The Analytical & Security division also competes with the use of canines to locate the presence of explosives and drugs. Although canines have a highly developed sense of smell and are able to follow a substance trail, the Company believes that its products are most effective and cost efficient than canines, because they can operate 24 hours a day, have greater selectivity and can identify the composition of the substance detected.

Scintrex Earth Science Instrumentation Division

         There are many smaller single technology companies that can be considered competitors to the various technologies within the Scintrex Earth Science Instrumentation division. The one major competitor to this division is OYO Corporation of Japan ("OYO"). OYO has its own instrumentation division and has been aggressively acquiring other geophysical instrumentation companies over the past several years, now controlling a large number of companies which are direct competitors to the Company. These include Geometrics, Inc. (USA), IRIS Instruments (France) and Robertson Geologging Ltd. (UK). Other significant competition to the Scintrex Earth Science Instrumentation division include LaCoste & Romberg LLC (USA), GEM Systems Inc. (Canada), Century Geophysical Corporation (USA), Mount Sports Instrument Company

(USA) and ABEM Instrument AB (Sweden).

         The geophysical instrumentation market is primarily driven by commodity prices, which are cyclical in nature. As prices go down and exploration for commodities declines, a corresponding drop may also be seen in the division's sales. However, during periods of increased commodity prices and the corresponding increase in exploration, sales may also increase for the division's products.

         The Company believes that the main strength of the Scintrex Earth Science Instrumentation division is its gravity sensor technology, an area in which its main competitor, LaCoste & Romberg LLC, held a strong monopoly for many years before Scintrex entered the market. The Company believes that the division's quartz sensor technology has significant advantages over the metal based LaCoste & Romberg LLC sensors, although LaCoste & Romberg LLC has recently taken more aggressive steps in updating its technology.

Survey & Exploration Technology Division

         The Survey & Exploration Technology division markets its services to two key sectors, namely, mineral exploration and oil and gas exploration. The Survey & Exploration Technology division offers airborne and ground contract geophysical surveys to both the mineral exploration and oil and gas exploration sectors. Demand for the Division's services is dependent, in part, on world prices for metals, oil, and gas. The division's significant competitors for fixed-wing surveys are World Geoscience Corporation, High-Sense Geophysics Limited, Sander Geophysics Limited, Geoterrex-Dighem, CGG-Canada Ltd. and Kevron Geophysics TTY, Ltd. Prices for fixed-wing geophysical surveys have been depressed as the market is currently highly competitive. Competition for ground-based geophysical surveys is less intense. The division's significant competitors for ground-based geophysical surveys are Edcon Aerosurveys Explorations Inc., Quantec Consulting Inc., Val d'Or Sagax Inc., Poseidon/Geodass PTY Limited and Geoterrex-Dighem, CGG-Canada Ltd.

IDS Power Control Systems Division

         The IDS Power Control Systems division competes with a large number of companies including Nuclear Research Corporation, Gamma Metricks Ltd. and Blenkhorn & Sawle Ltd., particularly for contracts awarded by Atomic Energy of Canada Limited and Ontario Hydro.

         Management believes that the quality of products and services that it provides to its customers has made this division well known throughout the industry. The Company believes that the Power Control Systems division's competitive advantage lies in the niche market that it occupies with such products as the main control panel and safety shut down systems for CANDU nuclear reactors. In addition, the division supplies another niche product market, in the form of Tritium detection technology. Many of the Power Control Systems division's competitors offer no such products in this market.

Patents and Proprietary Rights

         The Company uses patents as the principal form of intellectual property protection for its proprietary technology. This is achieved by a combination of licensing on an exclusive basis the right to exploit certain patents and by applying for and obtaining patents in its own right. The Company believes that these patents provide the Company with a significant competitive advantage in the markets for certain products. The Company also considers technical know-how and trade secrets to be important to its business.

o Detection of Organic Vapors - With the acquisition of Scintrex, the Company now holds a patent issued in each of the United States and the United Kingdom relating to the detection of organic vapors, and has filed a patent application which is pending for the same technology in Canada. This technology is employed by the Analytical & Security division of the Company.

o Surface Ionization Detection - With the acquisition of Scintrex, the Company now holds a patent issued in the United States for a surface ionization detector used for detecting trace amounts of organic molecules, and has filed a patent application which is pending for the same technology in Canada. This technology is employed by the Analytical & Security division of the Company.

o Regional Gravity Surveys - With the acquisition of Scintrex, the Company now holds a patent issued in the United States and has filed two patent applications which are pending in Canada and Australia relating to regional gravity surveys. This technology is employed by the Scintrex Earth Science Instrumentation and Survey & Exploration Technology divisions of the Company.

o Collection of Explosives and Narcotic Samples - The Company has assumed a provisional patent application filed by Scintrex which is now pending in Canada and Australia relating to the collection of explosives and narcotic samples. This technology is employed by the Analytical & Security division of the Company.

o Detection & Location of Buried Pipelines - The Company has assumed a provisional patent application filed by Scintrex which is now pending in Canada and Australia relating to the detection and location of buried pipelines. This technology is employed by the Survey & Exploration Technology division of the Company.

o Ion Mobility Spectroscopy - The Company has obtained one patent relating to Ion Mobility Spectroscopy in the United States and certain other countries. The Company's Ion Mobility Spectroscopy technology is employed by the Analytical & Security and Caduceon divisions of the Company.

o Laser Detection Systems - The Company has filed one patent application which is pending for a laser detection system. The Company's laser detection technology is employed by the Analytical & Security divisions of the Company.

o Other Patents - With the acquisition of Scintrex, the Company now holds two additional patents issued in Canada, one for an apparatus that automatically determines the position at which a beam of light impinges on a target, and one relating to the detection of certain minerals of zinc, tungsten, fluorine, molybdenum, mercury and other metals, using photoluminescence. Neither of these patents is used in any current products distributed by the Company.

         The IDS Power Control Systems division has an extensive amount of intellectual property with respect to its product line in the form of proprietary designs and know how. In addition, the Company, through Scintrex, has also entered into a number of license agreements to commercialize technology developed by government institutions such as Atomic Energy of Canada Limited.

         The Company, through Scintrex, holds the following trade-marks in the United States with respect to its products: "SCINTREX", "AUTOGRAV", "ENVI" and "HeliGrav". "HeliGrav" is also a trade-mark of Scintrex in Canada and Australia.

Human Resources

         As of September 30, 1999, the Company had 248 full-time employees and 7 temporary employees, of whom 70 were engaged exclusively in manufacturing, a further 36 were involved in product development and manufacturing, 7 were engaged in applied research, 9 were engaged in integration, engineering and consulting and 89 were engaged in sales, service and general administration. None of the Company's employees is represented by any union, and the Company considers its relationships with its employees to be satisfactory. The Company currently has a Human Resources Manager to support employee relations.

         Approximately 73 people are employed in the Earth Science Instrumentation Division, 31 are employed in the Survey and Exploration Technology Division, 60 are employed in the Analytical and Security Division and 36 are employed in the Power Control Division. IDS has a policy of entering into confidentiality and non-disclosure agreements with its employees and limiting access to and dissemination of its proprietary technology.

         The Company is actively recruiting skilled employees, in particular to meet expected manpower demands in the manufacturing area.


Item 2. Description of Properties

         The Company currently conducts its operations from the following premises:

                                                                                                      Annual Rent,
Location                        Use of Facility                                                      if applicable
--------                        ---------------                                                      -------------
One First Canadian Place,       Head office and corporate headquarters, sales & marketing.             $245,692
100 King Street West,
Suite 7070,
Toronto, Ontario
Canada (2)

222 Snidercroft Road            Head office, R&D, manufacturing, sales, marketing & support, data           N/A
Concord, Ontario                processing, operations and systems engineering for the Company's
Canada (1)                      Scintrex Earth Science Instrumentation, Survey & Exploration
                                Technology and IDS Power Control Systems divisions

152 Cleopatra Drive             R&D, manufacturing, sales, marketing & support for the                 $146,880
Nepean, Ontario                 Company's Analytical & Security division
Canada (2)

40 Camelot Drive                Headquarters for the Company's ChemiCorp division                      $106,800
Nepean, Ontario
Canada (2)

7799 Leesburg Pike              Sales, marketing and support services for the Company's Analytical          N/A
Suite 900                       & Security division
North Falls Church, Virginia
USA (2)

900 Woodrow Lane                Sales, marketing and support services for the Company's                US$9,600
Suite 100                       Scintrex Earth Science Instrumentation division
Denton, Texas
USA (2)

83 Jijaws Street                Manufacturing, development, sales and service office for the          US$28,603
Summer Part, Brisbane           Company's Scintrex Earth Science Instrumentation division
Australia (2)

90 avenue Denis Papin           Sales and marketing and support services for the Company's                  N/A
St. Jean de Braye               Analytical & Security and Scintrex Earth Science
France (2)                      Instrumentation divisions

20 Century Road                 Regional operations and support, data processing, marketing and         $12,000
Malaga                          sales for the Company's Survey & Exploration Technology division
Australia(2)


(1) Premises owned by the Company.
(2) Premises leased by the Company.


Item 3. Legal Proceedings

         On February 23, 1996, Scintrex commenced an action in the Ontario Court of Justice (General Division) against Timothy Bodger ("Bodger"), Aero Surveys Inc. ("Aero"), Geotech Limited ("Geotech") and two other individuals for damages for breach of fiduciary duty, breach of contract and for inducing breach of contract in the aggregate amount of $6,000,000 plus interest and costs. In response to the Company's claim, Geotech has raised a counter-claim against Scintrex in the amount of $10,000,000 based upon an alleged misuse of trade secrets, and on alleged breach of contract by two employees of the Company who were formerly employed by Geotech. Based on the information Scintrex has provided to its counsel in the action, counsel has advised Scintrex that the counter-claim is without merit. Scintrex intends to vigorously prosecute its claim and defend the counter-claim. The action is in the discovery phase. A trial is scheduled for April 2000.


Item 4. Control of Registrant

         The following table sets forth certain information concerning the beneficial ownership of the Common Shares as at December 1, 1999 of each officer and director and each person known by the Company who owns beneficially 5% or more of the Common Shares.

Name and Municipality of                     Number of          Percentage of
Residence of Beneficial Owner             Common Shares         Common Shares
-----------------------------             -------------         -------------

Mariusz Rybak, Ph.D                         2,097,076 (1)(13)           9.49%
     Toronto, Ontario
Andy Rybak, M.A.                            2,085,826 (2)(13)           9.45%
     Ottawa, Ontario
Adrian Beale                                   10,000 (3)               0.05%
     Oakville, Ontario
Michel Brown                                   10,813 (4)               0.05%
      Gatineau, Ontario
Lawrence Haley, Ph.D                          191,139 (5)               0.87%
      Ottawa, Ontario
Brian Rich                                        Nil                   0.00%
      Kanata, Ontario
*Terence McConnell                             16,410 (6)               0.05%
      Aurora, Ontario
*Jay Sarkar                                     5,000 (7)               0.02%
      Thornhill, Ontario
*Phil Hembruff                                 15,000 (8)               0.06%
      Burlington, Ontario
Francois Hubert                                 8,000 (9)               0.04%
      Gatineau, Ontario
Thomas F. de Faye                              30,682 (10)             13.09%
      London, Ontario
Adrian Van Vroenhoven                             Nil                   0.00%
      Toronto, Ontario
Raymond V. Hession                             13,000 (11)              0.06%
      Ottawa, Ontario
Paul R. Curley                                  5,000                   0.02%
      Toronto, Ontario
Alan Green                                  1,384,054 (12)              6.27%
      Darien, Connecticut

Name and Municipality of                     Number of          Percentage of
Residence of Beneficial Owner             Common Shares         Common Shares
-----------------------------             -------------         -------------

Research Corporation                       1,611,077 (12)            7.15%
Technologies Inc.                          ---------                 -----
      Tucson, Arizona

All executive officers and directors       7,489,077                33.09%
as a group                                 =========                ======


----------------------

 * Scintrex Ltd. Vice-Presidents

(1) Includes 57,500 Common Shares subject to outstanding options currently exercisable by Dr. Rybak.

(2) Includes 46,250 Common Shares subject to outstanding options currently exercisable by Mr. Rybak.

(3) Includes 10,000 Common Shares subject to outstanding options currently exercisable by Mr. Beale.

(4) Includes 10,916 Common Shares subject to outstanding options currently exercisable by Mr. Brown.

(5) Includes 5,000 Common Shares subject to outstanding options currently exercisable by Dr. Haley.

(6) Includes 15,000 Common Shares subject to outstanding options currently exercisable by Mr. McConnell.

(7) Includes 7,500 Common Shares subject to outstanding options currently exercisable by Mr. Sarkar.

(8) Includes 15,000 Common Shares subject to outstanding options currently exercisable by Mr. Hembruff.

(9) Includes 8,000 Common Shares subject to outstanding options currently exercisable by Mr. Hubert.

(10) Includes 8,000 Common Shares subject to outstanding options currently exercisable by Mr. De Faye.

(11) Includes 8,000 Common Shares subject to outstanding options currently exercisable by Mr. Hession.

(12) The Toronto Stock Exchange (TSE) Escrow Agreement provides that Escrow Shares will be automatically released to the Escrowed Shareholders, as to 25% of the number of Escrowed Shares, on each of the first, second, third and fourth anniversaries of the date of the Escrowed Shares are listed on the TSE. Shares were listed on the TSE in December of 1997, and 7,841,684 shares were initially deposited in escrow.


Item 5. Nature of Trading Market.

         The common shares of the Company are listed on The Toronto Stock Exchange in Ontario, Canada. The Company's shares are not currently trading on any United States stock exchange or in the over-the-counter market, and, accordingly, there is currently no public market for the common stock of the Company in the United States. There can be no assurance that any such market will develop after the effective date of this Registration Statement.

         The following table sets forth the reported high and low bid prices for the common shares as quoted over The Toronto Stock Exchange on a quarterly basis for the most recent two fiscal years and the third quarter of 1999, ending September 30, 1999.


                                                   High           Low
                                                   ----           ---
     First Quarter 1998.........................  $8.90          $7.25
     Second Quarter 1998........................  $8.00          $5.95
     Third Quarter 1998.........................  $4.70          $1.50
     Fourth Quarter 1998........................  $2.40          $1.25
     First Quarter 1999.........................  $2.20          $1.25
     Second Quarter 1999........................  $3.70          $1.30
     Third Quarter 1999.........................  $4.15          $2.90

         As of September 30, 1999 the Company has 22,095,618 shares of Common Stock issued and outstanding and 4,532 beneficial owners and 561 record owners. As of September 30, 1999, the Company's share register indicates that 3,369,685 of the issued and outstanding Common Shares were held by 103 record holders with addresses in the United States. As of September 30, 1999, there were 2 record holders of the 572,850 outstanding shares of Class B Stock with addresses in the United States.

         The Company paid dividends to its shareholders in the fiscal year ended December 31, 1997 of $0.1564 per share. The Company's policy at the present time is to retain earnings for corporate purposes. The payment of dividends in the future will depend on the earnings and financial conditions of the Company and such other factors as the Board of Directors of the Company may consider approximate. Since the Company is currently in an expansion stage, it is unlikely that earnings will be available for the payment of dividends in the near future.


Item 6. Exchange Controls and Other Limitations Affecting Security Holders.

         There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See "Item 7 Taxation."

         There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares of the Company, other than as provided in the Investment Canada Act, as amended (the "Investment Act").

         The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is a

"Canadian" as defined in the Investment Act (a "non-Canadian"), unless, after review the minster responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it nevertheless requires the filing of a short notice which may be given at any time up to 30 days after the implementation of the investment.

         An investment in Common Shares of the Company by a non-Canadian that is a "WTO investor" (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control, through a purchase of assets or voting interests, of the Company and the value of the assets of the Company equaled or exceeded $184 million, the threshold established for 1999, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

         An investment in Common Shares of the Company by a non-Canadian, other than a WTO investor, would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets were $5.0 million or more, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment.

         A non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for the purposes of the Investment Act if he, she or it acquired a majority of the Common Shares of the Company or acquired all or substantially all of the assets used in conjunction with the Company's business. The acquisition of less than a majority, but one-third or more of the Common Shares of the Company, would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the Common Shares.

         The Investment Act would not apply to certain transactions in relation to Common Shares of the Company, including:

         (a) an acquisition of Common Shares of the Company by any person if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;

         (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

         (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Item 7. Taxation

         The following is a summary of the principal Canadian federal income tax considerations, as of the date hereof, generally applicable to Security holders who deal at arm's length with the Company, who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held shares of the Company, to whom such share are capital property, and to whom such shares are not "taxable Canadian property" (as defined in the Canadian Tax Act). This summary does not apply to a non-resident insurer.

         Generally, shares of the Company will be considered to be capital property to a holder thereof provided that the holder does not use such shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold shares of the Company as capital property for the purposes of the Canadian Tax Act.

         This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (the "Tax Treaty") and current published administrative practices of the Canada Customs and Revenue Agency. This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all; however the Canadian federal income tax considerations generally applicable to security holders described herein will not be different in a material adverse way if the Proposed Amendments are not enacted.

         Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

         WHILE INTENDED TO ADDRESS ALL PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, THIS SUMMARY IS OF A GENERAL NATURE ONLY. THEREFORE, SECURITY HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

         Generally, shares of the Company will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which exchanges currently include the Toronto Stock Exchange), the holder does not use or hold, and is not deemed to use or hold, the shares of the Company in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of the Company at any time within five years preceding the particular time.

         A holder of shares of the Company that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

         Dividends paid or deemed to be paid on the shares of the Company are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Tax Treaty, the rate is reduced to 5% in respect of dividends paid to a company that is the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty and that owns at least 10% of the voting stock of the Company. In all other cases, the rate is reduced to 15% in respect of dividends paid to the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty.

Item 8. Selected Financial Data

Selected Financial Information

         Set forth below is the selected consolidated financial information for the period from April 13 to December 31, 1995, years ended December 31, 1996, 1997, 1998 and the periods ended September 30, 1998 and 1999 which are derived from the Consolidated Financial Statements of the Company and are prepared in accordance with accounting principals generally accepted in Canada ("Canadian GAAP"). These principals as applied to the Company do not differ materially from those accounting principals and requirements of the Securities and Exchange Commission in the United States ("US GAAP") except as disclosed in Note 18 to the Company's Consolidated Financial Statements. All figures are in Canadian funds. This information should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes included in this Registration Statement.

Selected Consolidated Financial Statements
(in Thousands of Dollars)

                                                                                         Updated
                                                                                         -------
                                     April 13 to                                               Nine months ending
                                    December 31,        Year ending December 31,                  September 30
                                                 --------------------------------------   ----------------------------
                                     1995 (1)      1996         1997           1998        1998 (2)          1999
                                    ----------   ---------   ----------    ------------   -----------    -------------
                                   (As restated)                                          (unaudited)     (unaudited)
Income Data
Sales                               $    1,050   $   4,443   $    6,673    $     21,984   $    10,691    $      36,016
Cost of goods sold                           0        2624         4053          13,134         6,003           16,901
                                    ----------   ---------   ----------    ------------   -----------    -------------
Gross Profit                             1,050       1,819        2,620           8,850         4,688           19,115

                                                                                         Updated
                                                                                         -------
                                     April 13 to                                               Nine months ending
                                    December 31,        Year ending December 31,                  September 30
                                                 --------------------------------------   ----------------------------
                                     1995 (1)      1996         1997           1998        1998 (2)          1999
                                    ----------   ---------   ----------    ------------   -----------    -------------
                                   (As restated)                                          (unaudited)     (unaudited)
Selling, general and
administrative expenses                    352       1,813        1,338           8,133         5,087            7,871
Amortization                               282         585          596           1,959         1,122            2,319
Interest and finance                       136         280            0               0             0              133
Research and development                   224         490          490             818         1,106              829
                                    ----------   ---------   ----------    ------------   -----------    -------------
Income (loss) before other
items and income taxes                      56     (1,349)          196         (2,060)       (2,627)            7,963
Interest and other
income (expense)                           116         170      (1,033)             859           782              275
Restructuring costs                          0           0            0           (244)         (225)             (78)
Dilution of gains                            0       2,619          680               0             0                0
Goodwill write-off                           0           0         (68)               0             0                0
Minority Interest                         (48)         280          137               0           (8)             (19)
                                    ----------   ---------   ----------    ------------   -----------    -------------
Net income (loss) before
income taxes                               124       1,720         (88)         (1,445)       (2,078)            8,141
Income tax (recovery) provision              0         300        (120)            (65)            25            (177)
                                    ----------   ---------   ----------    ------------   -----------    -------------
Net income (loss) from
continuing operations                      124       1,420           32         (1,380)       (2,103)            8,318
Net income (loss) from
discontinued operations                      0           0        (116)             100           105                0
                                    ----------   ---------   ----------    ------------   -----------    -------------
Net earnings (loss) for the
period                              $      124   $   1,420   $     (84)    $    (1,280)   $   (1,998)    $       8,318
                                    ==========   =========   ==========    ============   ===========    =============

Basic earnings (loss) per share     $     0.02   $    0.17   $   (0.01)    $     (0.07)       $(0.12)    $        0.37
                                    ==========   =========   ==========    ============   ===========    =============

Fully diluted earnings (loss)
per share                           $     0.02   $    0.17   $   (0.01)    $     (0.07)       $(0.12)    $        0.36
                                    ==========   =========   ==========    ============   ===========    =============

Weighted average number of shares
outstanding                              8,100       8,910       15,159          22,654        18,155           22,668
Adjusted Weighted average
number of shares outstanding             8,100       8,910       15,159          22,941        18,552           22,995

Balance Sheet Data
(unaudited)
Cash                                   $    19     $   961      $13,088       $   1,154      $  5,437         $    723
Net Working Capital (deficit)              418       1,241       16,658          21,311        21,987           28,823
Capital Assets                             115         426          459          12,943        12,756           15,062
Total Assets                             2,844       6,574       36,081          60,385        58,377           71,464
Short-term bank loan and current
portion of long term debt                  132       1,559        1,640             367             0            1,478
Long-term debt, net                        510       1,251            0               0             0                0
Retained Earnings (deficit)                  0       1,259          497           (783)       (1,501)            7,535
Shareholders' equity                   $   125     $ 1,261      $17,819       $  54,130      $ 53,887         $ 62,697

-----------------

(1) IDS Intelligent Detection Systems Inc. was formed in April 1995 and acquired control of CPAD Technologies Inc. in May 1995. The financial information reflects consolidated results of operations from such date forward.
(2)  The Company acquired Scintrex Limited in June 1998.

Exchange Rate

         The following table sets forth for the periods and dates indicated, certain information concerning exchange rates of United States and Canadian dollars. All the figures shown represent noon buying rates for cable transfers in New York City, certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Bulletin and Digest.

Period                              Period End
------                              ----------
                                    (CDN$/US$)

December 1995                       $1.3725
December 1996                       $1.3760
December 1997                       $1.4305
December 1998                       $1.5330

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

         The Company in its present form is the result of the merging of three lines of business, the chemical detection business, the geophysical instrumentation and survey and the IEC business. The Company's chemical detection division was formed as a result of the April 13, 1995 acquisition of CPAD Holdings Ltd., a company focused on the development of technology for the detection, identification and analysis of organic chemicals for use in explosives and landmine detection applications. The Company's IEC division was formed as a result of the March 1, 1996 acquisition of AGISS Power Technologies Corporation, a business involved in secure systems integration, consulting and value-added reselling of computer equipment. As the Company began operation in its current form as a result of the acquisition of the chemical detection business on April 13, 1995, only financial information subsequent to this date is presented.

         The following discussion and analysis provides a review of the activities, results of operations and financial condition of IDS Intelligent Detection Systems Inc. (the "Company" or "IDS") for the fiscal year ended December 31, 1998 ("1998") in comparison with those for the fiscal year ended December 31, 1997 ("1997"), as well as fiscal year ended December 31, 1997 in comparison with those for the year ended December 31, 1996 ("1996"). This discussion should be read in conjunction with the Company's 1996, 1997 and 1998 Consolidated Financial Statements. All amounts are in Canadian dollars unless otherwise stated.

         In the second quarter of 1998, IDS discontinued the low-margin value-added reselling activities of its IEC division. The IEC division continues to provide secure systems integration and consulting services, principally to the Canadian federal government.

Results of Operations

Nine Month Period Ended September 30, 1999 Compared to the Nine Month Period Ended September 30, 1998

         In the third quarter ended September 30, 1999, the company announced quarterly revenues of $10.2 million compared to $5.2 million for the third quarter ended September 30, 1998, an increase of 96 percent. Revenues for the nine months ended September 30, 1999 increased to $36.0 million compared to $10.7 million for the nine months ended September 30, 1998. Revenue increased as a result of growing sales in the worldwide markets for the Company's analytical and security products, an increasing production ramp-up on the nuclear contracts in Qinshan, China as well as several large new contracts awarded to the Surveys Exploration Technology and Earth Science Instrumentation Divisions. Revenue in the first and second quarters was higher, due primarily to $7.4 million of revenue related to the Large Vehicle Bomb Detection System (LVBDS) installation. In the third quarter approximately $400 thousand of the LVBDS order was recorded and the remaining balance of the order's revenue approximately $350 thousand is expected to be recognized in the fourth quarter of 1999.

         Gross profit for the nine months ended September 30, 1999 was $19.1 million, compared with $4.7 million for the nine months ended September 30, 1998, representing an increase of 308%. Gross margins as a percentage of revenue rose to 53% for the nine months of 1999, compared to 44% for the same period in 1998. The gross margin increased as compared to the previous nine months ended September 30, 1998, primarily with the recognition of the LVBDS contract and further sales of the portable hand-held analytical and security products, which carry above average margins for the Company as a whole. Higher commissions associated with the larger volume contracts and margin pressure on the geophysical survey business affected the gross margin directly.

         Selling, general and administrative (SG&A) expenses for the nine months ended September 30, 1999 were $7.9 million compared to $5.1 million for the nine months ended September 30, 1998 on a pre-acquisition basis. This increase is related to additional expenses assumed with the acquisition of Scintrex Limited and the development of IDS's security products distribution network. SG&A as a percentage of sales decreased to 22% for the first nine months of 1999 compared to 48% of sales for the first nine months of 1998. The first half of the year is generally characterized by greater up-front sales and marketing expenses associated with tradeshows and conferences leading to greater demand usually in the second half of the year. SG&A expenses for the three months ended September 30, 1999 decreased 15 percent compared to the three months ended September 30, 1998. The Company will see further realized savings in SG&A costs as results of cost reductions that were put into effect during the second quarter of 1999.

         Research and development expenses for the nine months ended September 30, 1999 were $0.8 million, compared to $1.1 million for the nine months ended September 30, 1998. The lower year to date research and development expenses for 1999 are attributed to the increased expenses incurred on new security and geophysical products, during the post acquisition of Scintrex time period in the third quarter of 1998. However, in both cases with the increased research and development expenses, these expenses were offset by significant R&D contract revenue from external sources like the FAA, Transport Canada and western Canadian based oil service companies.

         Amortization increased from $1.1 million for the nine months ended September 30, 1998 to $2.3 million for the same period ended September 30, 1999. The Company continues to incur high depreciation and amortization expenses associated with the goodwill and asset revaluation on the acquisition of Scintrex, representing more than $1.0 million alone in the first three quarters of 1999. IDS carries $18.0 million of goodwill on its balance sheet, principally from the acquisition of Scintrex.

Net Income Before Other Items and Income Taxes

         The net income before other items and income taxes for the nine months ended September 30, 1999 increased to $8.1 million compared to a net loss of $2.1 million for the nine months ended September 30, 1998. The dramatic increase in earnings of the Company is the result of higher gross margins, and a wide and growing acceptance of IDS' advanced sensory technology products from a diverse array of markets from around the world.

         During the first nine months of 1999, the Company received interest income of $275 thousand compared to $782 thousand for the nine months ended September 30, 1998. This was principally due to the cash proceeds of the Company's initial public offering and the Special Warrant issue in June of 1998.

         The Company incurred a provision of $78 thousand in restructuring costs during the nine months ended September 30, 1999. These costs were associated with the reduction of the labor force within the Company. Cost reductions throughout the organization amounting to $2 million in annual savings in 1999 alone and representing approximately 18 percent of the Company's worldwide payroll costs.

         Income tax recovery for the nine months ended September 30, 1999 was $177 thousand. The tax recovery during the period ended September 30, 1999, results from the carry back of a non-capital loss to a prior period.

         Net income for the nine months ended September 30, 1999 was $8.3 million compared to a net loss of $2.0 million for the nine months ended September 30, 1998.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

         In 1998, revenues increased to $22 million from $6.7 million in 1997. The results for the year were significantly impacted by the consolidation of Scintrex effective June 7, 1998, and by the discontinuation of the IEC value-added reselling business. This discontinued activity, which has been removed from the presentation of IDS's results for both 1997 and 1998, contributed $11.4 million in revenues until June 1998, as compared to $17.6 million for the full year in 1997.

         Sales for the year ended December 31, 1998 were $22 million compared with $6.7 million for the year ended December 31, 1997 - representing an increase of 229%. This increase was due primarily to the contribution in revenue from Scintrex that began in June. The Analytical & Security business increased revenue from $6.6 million in 1997 to $7.8 million in 1998. This was made possible by the deployment of the initial drawdown on the FAA order, the release of a new portable narcotics detector and the contribution of sales from Scintrex's EVD-3000 hand-held explosives detector starting in June. The Scintrex Earth Science Instrumentation business, acquired with Scintrex, contributed $7.1 million in revenue from June, despite difficult conditions in commodity markets. The Survey & Exploration Technology division, acquired with Scintrex, contributed $4.1 million, with instrumentation integration representing a sizeable part of the total. IDS Power Control Systems contributed $2.5 million in revenue, beginning in June, as it started ramping up work for the Qinshan reactors in China. The IEC Division achieved sales of $0.6 million in 1998, principally from consulting activities.

         The following table sets out, for the fiscal years ended December 31,1997 and 1998, the percentage of total consolidated revenues received from third parties by each of the Company's operating divisions accounting for 15% or more of total consolidated revenues for all divisions.

Sales to Third Party Customers                  Fiscal Year Ended December 31,
                                                1997                   1998

Analytical & Security division                  98%                     36%

Scintrex Earth Science Instrumentation
division                                        n/a                     32%

Survey & Exploration Technology
division                                        n/a                     19%


         Gross profit for the year ended December 31, 1998 was $8.9 million, compared with $2.6 million for the year ended December 31, 1997, representing an increase of 240%. Gross margins as a percentage of revenue rose slightly to 40% in 1998 compared with 39% in 1997. IDS managed to maintain gross margins at 40% for the whole year despite the changing business mix brought on by the acquisition of Scintrex.

         Research and development expenses for the year ended December 31, 1998 were $0.8 million compared to $0.5 million for the year ended December 31, 1997, representing an increase of 67%. The increase resulted primarily from increased expenses in the Analytical & Security business associated with the development of portable narcotics detectors, next-generation laser-based detection systems and breath analyzers.

         Selling, general and administrative expenses for the year ended December 31, 1998 were $8.1 million, compared to $1.3 million for the year ended December 31, 1997. This increase related to additional expenses assumed with the acquisition of Scintrex and the development of IDS's security products distribution network. SG&A as a percentage of sales increased from 20% in

1997 to 37% for full-year 1998, although it fell in the last quarter to 27% of sales.

         Amortization increased from $0.6 million in 1997 to $2.0 million. Depreciation at IDS actually increased by only $0.1 million to $0.7 million during the year, with the remainder coming from depreciation at Scintrex of $0.6 million and goodwill amortization of $0.7 million. IDS carries $19 million of goodwill on its balance sheet, principally from the acquisition of Scintrex.

Loss Before Other Items and Income Taxes

         The loss before other items and income taxes for the year ended December 31, 1998 was $2.1 million, compared to a profit of $0.2 million for the year ended December 31, 1997. This loss was due principally to the build-up of infrastructure associated with the expectation of additional orders from the FAA, and the increased amortization associated with goodwill incurred on the acquisition of Scintrex.

         During the year, the Company received interest income of $0.8 million, as compared with interest expenses of $1.0 million in 1997. This was principally due to the cash proceeds of the initial public offering of the Company in December 1997 and the Special Warrant issue in March 1998.

         The Company incurred $0.25 million in restructuring costs related to the acquisition of Scintrex during 1998. These costs were associated with management changes and the consolidation of the security activities of the two companies in Ottawa.

         Net loss from continuing operations for the year ended December 31, 1998 was $1.3 million, compared to a net loss of $0.1 million for the year ended December 31, 1997.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

         Sales for the year ended December 31, 1997 were $6.7 million compared to $4.4 million for the year ended December 31, 1996, representing an increase of 52%. This increase is due primarily to an increase in revenue from the chemical detection division. Revenues for the chemical detection division increased from $0.1 million in 1996 to $6.6 million in 1997. The increase in chemical detection revenues is due to sales of explosive detection equipment to the FAA and other international clients and narcotics detection equipment to correctional service agencies in Canada and the United States.

         For the fiscal year ended December 31, 1997, the company had a gross margin of $2.6 million compared to $1.8 million of the year ended December 31, 1996 representing an increase of 44%. The increase was directly a result of increased revenues in the chemical detection division. The gross margins for the company were lower at 39% for the year ended December 31, 1997, compared to gross margins of 41% for the year ended December 31, 1996. Research and development expenses, net of investment tax credits, for the year ended December 31, 1997 amounted to $0.5 million, virtually no change from the year ended December 31, 1996. In the year ended December 31, 1996, considerable materials were consumed in the development of downsized explosive detection and mine detector prototypes.

         Selling, general and administrative expenses for the year ended December 31, 1997 were $l.3 million compared to $1.8 million for the year ended December 31, 1996, representing a decrease of 26%. This decrease resulted primarily from the discontinuation of the IEC resale business division.

         Interest expense for the year ended December 31, 1997 was $1 million compared to $0.17 million for the year ended December 31, 1996 representing an increase of 488%. Finance charges were incurred during the year ended December 31, 1997 as a result of the restructuring of debts owing to Research Corporation Technologies, Inc., all of which were satisfied by the share conversion in conjunction with the amalgamation transaction.

         The earnings before other items income taxes for the year ended December 31, 1997 were $0.2 million compared to a loss of $1.3 million for the year ended December 31, 1996. The improvement in earnings is due to a decrease in selling, general and administrative expenses from the discontinued IEC resale business and the decrease interest expenses resulting from the share conversion of the promissory note payable to Research Corporation Technologies, Inc.

         During the year ended December 31, 1996, the dilution pains arose from a combination of disposal of shares held in CPAD by "old IDS" to external parties for cash and issuance of share capital by CPAD Technologies Inc. In conjunction with the acquisition of AGISS Power Technologies Corporation. During the year ended December 31, 1997, the dilution gains arose from the disposal of shares held in CPAD by "old IDS" to external parties for cash.

         Income tax recovery for the year ended December 31, 1997 was $0.12 million. The tax recovery during the year ended December 31, 1997 results from the carry back of the non-capital loss incurred during this period to the fiscal year 1996.

         Net loss for the year ended December 31, 1997 was $0.1 million compared to net earnings of $1.4 million for the year ended December 31, 1996. The 1996 net earnings are attributable to dilution gains. The 1997 results are attributable to operations as the dilution gains were offset by finance charges incurred on conversion of long-term debt to equity.

Liquidity and Capital Resources

         On March 12, 1998, the Company completed a Special Warrant issue of common shares, which raised $18.8 million. In June 1998, IDS completed the acquisition of Scintrex for a total consideration of $36.2 million, including $18.3 million in cash. The proceeds of the initial public offering were used to complete this acquisition.

         During fiscal 1997 and 1998, the Company funded its activities through cash provided by financing activities from a Special Warrant issue. At the nine months ended September 30, 1998 and 1999, cash provided by operating activities was a use of $5.7 million and $1.8 million, respectively. At September 30, 1998 and 1999, the Company had working capital of $22.0 million and $28.8 million, respectively.

         Cash used in investment activities at September 30, 1998 was $20.1 million, and was primarily related to the acquisition of Scintrex Limited, common shares, and the purchases of capital assets. At September 30, 1999 the Company's investing activities consisted primarily of the purchase of equipment and the renovations of the Scintrex facility in Concord, Ontario and the purchase of computer hardware and software, thus representing capital expenditures of $3.6 million.

         Cash generated through financing activities for fiscal 1998 resulted primarily from the sale of Special Warrants of the Company's common shares for net proceeds of $18.1 million. Cash generated through financing activities at September 30, 1999 resulted primarily from the utilization of the company's existing operating banking facility, for a total of $1.1 million. The increase in the utilization of the banking facility was used for the purchase of direct materials inventory and the manufacturing of products in the Analytical and Security and the IDS Power Control Systems Divisions.

         As at September 30, 1999, the Company's principal sources of liquidity consisted of cash in the amount of $723 thousand and a short-term operating credit facility (the "Facility") of approximately $15 million from the Toronto Dominion Bank. It has been the Company's experience that its customers pay their accounts on a timely basis and the Company's bad debt expense has historically been negligible. As at September 30, 1999, the Company had $1.5 million outstanding under the Facility. Principal amounts outstanding under the Facility bear interest at national prime (6.25% at September 30, 1999). Availability under the Facility is calculated based on 90 percent of qualified Economic Development Corporation ("EDC") insured accounts receivable and no more than 67 percent for non-EDC insured accounts receivables. The Company has pledged its inventory, accounts receivable and certain intangible rights to secure indebtedness under the operating facility. Under the Facility, the Company is subject to certain covenants regarding its operations and corporate actions, such as restrictions relating to the borrowing of funds, changes in control, liquidation and dividends.

         The Company measures its backlog of product sales as orders for which contracts or purchase orders have been signed, but that have not yet been shipped and for which revenues have not yet been recognized. The Company typically ships its product within three months of receiving an order. As of September 30, 1999, Scintrex had in its backlog product orders totaling an aggregate of $16,100,000: $3,000,000, $3,300,000 and $9,800,000 in each of its
Earth Science Instrumentation Division, Surveys Exploration Technology Division and Power Control Systems Division, respectively. Products recorded in Scintrex's backlog for each of its Earth Science Instrumentation Division and Surveys Exploration Technology Division are scheduled for delivery in 1999, and in the case of the Power Control Systems Division are scheduled for delivery from 1999 to 2001.

         The Company believes that the existing cash resources and cash flows from operations will be sufficient to fund the Company's operations for at least the next twelve months.

Year 2000 Issues

         The Company is aware of the issues associated with the programming code in some existing computer systems as the millennium (Year 2000) approaches. The Year 2000 problem is pervasive and complex, as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is in the process of taking all necessary steps to ensure that it is protected against Year 2000 problems in all aspects of its operations. To date, the Company has taken the following steps with respect to Year 2000 preparedness:

o The Company has assigned the task of ensuring Year 2000 compliance to a project manager and has established a budget and strategic approach for Year 2000 compliance with oversight by senior management and the board of directors.

o The Company has completed an inventory and assessment with respect to their operations, IT systems and equipment including the identification of all external providers of software and/or hardware products.

o The Company has commenced the remediation stage, including renovating systems, applications and equipment. This includes the purchase of replacement computing and network hardware that has been certified by the manufacturer as being Year 2000 compliant. The Company is also currently installing core business systems (Accounting and MRP) which are Year 2000 compliant. The Company plans to validate the renovation through testing for the remainder of 1999.

o The Company's products do not perform date arithmetic and are fully designed for Year 2000 compliancy. A Year 2000 product statement of compliance will be supplied with each product upon customer's request.

o The Company is in the process of developing contingency plans which describe the possible actions they could take should a major hardware/software component fail or not be ready.

o All principal sub-contractors are being reviewed regarding the state of readiness of their Year 2000 compliancy. Sub-contractor progress will be closely monitored for Year 2000 compliance.

o All software used by the Company has been procured based on the supplier's claims to Year 2000 compliancy. The Company also currently includes clauses in purchasing and capital acquisition documentation that specify supplier liability with regard to Year 2000 problems.

         In 1998, the Company commenced a testing regime that will continue through 1999. Year 2000 hardware testing procedures will be run against all existing computing and network hardware to ensure Year 2000 conformity. In addition, the Company will analyze all existing binary document and database files to ensure Year 2000 conformance according to accepted Year 2000 test and conversion procedures.

         The Company is utilizing both internal and external resources to identify, correct or reprogram and test the systems for Year 2000 compliance. The Company, however, believes that through modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. The Company, as part of its hardware upgrades, is in the process of upgrading software packages that are Year 2000 compliant.

         The Company expects that costs associated with addressing any Year 2000 problems will be minimal.


Item 10. Directors and Officers of Company.

Directors and Officers

         The following table lists the directors and executive officers of IDS as of December 5, 1999:



Name                                Age              Position

Mariusz S. Rybak                    46               Director, Chief Executive Officer, President,
                                                     Chairman of the Board
Andy A. Rybak                       53               Director, Executive Vice President, Vice Chairman
                                                     of the Board
Francois Hubert                     52               Director, Member of Audit Committee
Thomas F. de Faye                   56               Director
Raymond V. Hession                  58               Director, Member of Audit Committee
Paul R. Curley                      56               Director
Lawrence Haley                      52               Director, Vice President, Research and
                                                     Development
Adrian van Vroenhoven               42               Chief Financial Officer
Adrian Beale                        56               Senior Vice President, Operations
Brian Rich                          43               Vice President, Design and Product Engineering
Michel Brown                        38               Vice President, IEC Division


Dr. Mariusz S. Rybak, President and Chief Executive Officer

         Prior to acquiring control of CPAD in April 1995, Dr. Rybak was President of Areco Canada Inc., an environmental consulting company, which he founded in 1986. Dr. Rybak has previously been a visiting Professor at Brock University, University of Toronto and a Professor at the

Institute of Hydrobiology and Water Conservation in Olsztyn, Poland. Dr. Rybak holds a Ph.D. in environmental engineering from the Institute of Hydrobiology and has published more than 30 articles in international scientific journals.

Andy A. Rybak, Executive Vice-President

         Mr. Rybak has served as Executive Vice-President since April 1995. Prior to joining the Company, Mr. Rybak was the President of Adamas Environmental Inc., an environmental engineering company which he co-founded with Dr. Mariusz Rybak in 1986. Mr. Rybak previously held senior marketing positions in the ship building industry in Eastern Europe and the shipping industry in Canada. Mr. Rybak holds a Master of Arts in Economics from the Gdansk University in Poland.

Dr. Lawrence V. Haley, Vice-President, Research and Development

         Dr. Haley joined the Company in 1988 and is responsible for the management and direction of the Company's research and development effort. Prior to 1988, Dr. Haley was a Senior Research Associate at Carleton University and an Adjunct Professor. Dr. Haley holds a Ph.D. in Theoretical Chemistry from the University of Pennsylvania and has published over 40 articles in international scientific journals.

Francois Hubert, Director

         Mr. Hubert has been a Director of the Company since December 1997. Since February 1999, Mr. Hubert was appointed District Vice President of Hitachi Data Systems, a computer hardware manufacturer of information technology and integration systems. Mr. Hubert was a Partner and Director of CGI, another computer firm, from June 1997 through January 1999. Mr. Hubert is also a director of ChemiCorp International Inc., a company engaged in industrial process control, since January 1999. Prior to June 1997, Mr. Hubert was employed as a Director of Information Technology with the Government of Canada for a period of 10 years.

Adrian van Vroenhoven, Chief Financial Officer

         Mr. van Vroenhoven was appointed Chief Financial Officer of the Company effective August 20, 1999. From February 1996 to August 1999 Mr. van Vroenhoven was an independent contractor, where he acted as a CFO/Financial Consultant for his clients. Mr. van Vroenhoven's clients included Corby Distilleries, Inc., YTV, Inc., Liquor License Control Board of Ontario and ManuLife Financial. Mr. van Vroenhoven has more than 17 years experience in both private and public sector financial management. From 1993 to February, 1996 Mr. van Vroenhoven was controller at MacLean Hunter, a paging communications firm. Mr van Vroenhoven currently holds a CA and a CMA designation.

Adrian Beale, Senior Vice President, Operations

         Mr. Beale has been Senior Vice President of Operations for the Company since August 1999, when his title was changed from Vice President of Operations. Prior to June 1998, Mr. Beale was Vice President of Operations for Scintrex Limited from 1990 and became Vice President of Operations for the entire company when the Company acquired Scintrex in 1998.

Brian Rich, Vice President of Design and Product Engineering

         Mr. Rich has been with the Company since February 1998. Prior to joining the Company, Mr. Rich was a co-founder and Vice President of Engineering and Systems at Senstar-Stellar Corporation, where he was employed for over 17 years. Mr. Rich holds a Bachelor's degree in Electrical Engineering from the University of Toronto.

Michel Brown, Vice-President, IEC Division

         Michel Brown has served as the Vice President of the IEC division of IDS, since July 1998. Prior to becoming Vice President of the IEC division, Mr. Brown was the Senior Vice President of Operations for the Company from May 1997 to July 1998. Mr. Brown has also served as Vice President of systems engineering and a Director of Secure Systems Integration for AGISS Power Technologies corp., a value added reseller of computer hardware, software and systems engineering services, from May 1994 to May 1997. Prior to joining AGISS, Mr. Brown served a number of years in the Canadian Armed Forces.

Board Committees

         The Board currently has two committees: the Audit Committee and the Compensation Committee. From time to time, ad hoc committees of the Board are appointed to consider particular issues or conduct specific reviews.

Audit Committee

         During the financial year ended December 31, 1998, the Audit Committee was comprised of two "unrelated directors" and one "related director". The committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. The committee is also responsible for reviewing quarterly financial statements and the annual financial statements prior to their approval by the full Board of Directors. The Audit Committee met six times during the financial year ended December 31, 1998. Currently, the members of the Audit Committee are Francois Hubert, Raymond V. Hession and Mariusz S. Rybak.

Compensation Committee

         During the financial year ended December 31, 1998, the Compensation Committee was comprised of two "unrelated directors". The committee makes recommendations to the Board on, among other things, the compensation of senior executives. The committee held three meetings during the financial year ended December 31, 1998. Currently, the members of the Compensation Committee are Francois Hubert and Raymond V. Hession.

Employment Contracts

         The Company has entered into employment agreements dated as of September 1, 1998 (the "Rybak Employment Agreements") with each of Mariusz S. Rybak, President and Chief Executive Officer, and Andy A. Rybak, Executive Vice-President. The Rybak Employment Agreements amend and replace the Rybaks' employment agreements dated October 15, 1997, the details of which were described in the Company's management proxy circular distributed to shareholders in connection with the Company's annual and special meeting of shareholders held on June 22, 1998. The terms of the Rybak Employment Agreements are identical, except with respect to salaries and severance entitlement as noted below. The base annual salaries of Mariusz S. Rybak and Andy A. Rybak are $275,000 and $170,000, respectively, and are subject to annual review by the Company's Compensation Committee. In addition, Mariusz S. Rybak and Andy A. Rybak are entitled to be paid bonuses of up to 75% and 40% of their annual base salaries, respectively, if certain targets are met based on the Company reaching specified revenue and earnings per share targets. The term of Mariusz S. Rybak's employment runs to August 31, 2002 and, thereafter, will be automatically extended for a three year period until August 31, 2005 and, thereafter, will be automatically extended for successive one-year periods, subject to the rights of termination described below. The term of Andy A. Rybak's employment agreement runs to August 31, 2001 and, thereafter, will be automatically extended for successive one-year periods, subject to the rights of termination described below.

         Each Rybak Employment Agreement may be terminated by the Company for cause at any time without notice or further compensation and without cause on specified notice or a lump sum payment in lieu of notice, such notice being twenty-four months in the case of Mariusz S. Rybak and twelve months in the case of Andy A. Rybak. In addition, in the event that Mariusz S. Rybak is terminated without cause or his employment agreement is not renewed after the initial four-year term, he is entitled to receive a lump sum payment equal to fifty percent of the value of 200,000 Shares determined as at the date of his termination. Each of the Rybak Employment Agreements may be terminated by the applicable employee on not less than three months' notice.

         The Company entered into an employment agreement with Adrian van Vroenhoven, Chief Financial Officer (the "Vroenhoven Agreement"). The base annual salary for Mr. van Vroenhoven is $120,000. Pursuant to the terms of the Vroenhoven Agreement, Mr. van Vroenhoven is a probationary employee until February, 2000. Mr. van Vroenhoven is entitled to be paid a bonus of up to 20% of his annual salary if certain specified performance targets are met. The Company and Mr. van Vroenhoven are currently negotiating a three (3) year employment agreement. The Vroenhoven Agreement may be terminated by the Company for cause at any time without notice or further compensation and without cause on specified notice or a payment in lieu of notice plus applicable statutory severance.

         The Company has also entered into employment agreements (the "Employment Agreements") with each of Phil Hembruff, Vice-President and General Manager, Scintrex Earth Sciences Instrumentation Division; Terence J. McConnell, Vice-President, Survey and Exploration Technology Division; Jay Sarkar, Vice-President, IDS Power Control Systems Division. The terms of the Employment Agreements are identical, except with respect to salaries and severance entitlements as noted below. The base annual salaries of Mr. Hembruff, Mr. McConnell, Mr. Sarkar and Mr. Brown are $110,000, $110,000, $90,000 and $100,000, respectively, and are subject to annual review by the Company's Compensation Committee. In addition, each of Mr. Hembruff, Mr. McConnell, Mr. Sarkar and Mr. Brown are entitled to be paid bonuses of up to 20% of their base salaries if certain specified performance targets are met. The terms of the Employment Agreements for Mr. Hembruff, Mr. McConnell and Mr. Brown run for a three-year period from September 1998. Mr. Sarkar's Employment Agreement is subject to annual renewals commencing September 28, 1999.

         Each of the Employment Agreements may be terminated by the Company for cause at any time without notice or further compensation and without cause on specified notice or a lump sum payment in lieu of notice equal to twelve months compensation, provided that the employment of each of Mr. Hembruff and Mr. McConnell may be terminated without cause at the end of the term of their respective Employment Agreements on six months notice or upon payment of a lump sum equal to six months compensation. Each of the Employment Agreements may be terminated by the applicable employee on not less than three months' notice.

         Each of the named executive officers has also agreed to assign to the Company all rights in any inventions, discoveries and designs made or conceived by the employee relating to the business of the Company. Finally, each named executive officer's employment agreement contains non-competition and non-solicitation covenants.

Directors' and Officers' Insurance

         The Company currently maintains liability insurance for the directors and officers of the Company in the amount of $15,000,000 for an annual premium of $58,930 plus applicable taxes.

Item 11. Compensation of Directors and Officers.

         The following table sets forth the compensation paid to the Company's Chief Executive Officer and the other four most highly compensated executive officers for the fiscal years ended December 31, 1998, 1997 and 1996.

                                                                                          Long Term
                                                                                        Compensation
                                                        Annual Compensation                Awards
                                                        -------------------             ------------

                                                                            Other
                                                                            Annual                       All other
                                   Period                                  Compen-       Securities       compen-
Name and Principal                  Ended                                   sation      Under Options      sation
Position                           Dec. 31   Salary ($)       Bonus ($)       ($)         Granted (#)        ($)
--------                           -------   ----------       ---------     ------      --------------      ----
MARIUSZ S. RYBAK                    1998     209,050           50,000         --           220,000           --
Chief Executive Officer             1997     136,125             --           --           150,000           --
                                    1996      87,750(1)          --           --             --              --

ANDY A. RYBAK                       1998     156,270             --           --            90,000           --
Executive Vice-President            1997     105,958             --           --           125,000           --
                                    1996      72,750(1)          --           --             --              --

PHIL HEMBRUFF(2)                    1998      93,461(3)       40,663(4)       --            60,000        4,846(5)
Vice-President and
General Manager,
Scintrex Earth Sciences
Instrumentation

TERENCE J.                          1998     101,538(6)        6,966          --            60,000        5,083(7)
McCONNELL(2)
Vice-President, Survey
and Exploration
Technology

JAY SARKAR(2)                       1998       66,923(8)     40,663(9)        --            30,000        3,346(10)
Vice-President, IDS
Power Control Systems


--------------
(1)  Covering the period April 1 to December 31 during 1996.

(2) Each of Mr. Hembruff, Mr. McConnell and Mr. Sarkar became an executive officer of the Company on June 8, 1998 upon the acquisition of approximately 95% of the issued and outstanding shares of Scintrex Limited ("Scintrex") pursuant to an offer mailed by the Company to shareholders of Scintrex on April 15, 1998.

(3) Of Mr. Hembruff's total salary for the financial year ended December 31, 1998, $40,961 was paid by Scintrex prior to June 8, 1998.

(4) Of Mr. Hembruff's total bonus for the financial year ended December 31, 1998, $11,559 was paid by Scintrex prior to June 8, 1998.

(5) Consists of $4,846 paid as a defined contribution to an Ontario registered pension plan, of which $2,048 was paid by Scintrex prior to June 8, 1998.

(6) Of Mr. McConnell's total salary for the financial year ended December 31, 1998, $45,692 was paid by Scintrex prior to June 8, 1998.

(7) Consists of $5,083 paid as a defined contribution to an Ontario registered pension plan, of which $2,284 was paid by Scintrex prior to June 8, 1998.

(8) Of Mr. Sarkar's total salary for the financial year ended December 31, 1998, $27,692 was paid by Scintrex prior to June 8, 1998.

(9) Of Mr. Sarkar's total bonus for the financial year ended December 31, 1998, $30,311 was paid by Scintrex prior to June 8, 1998.

(10) Consists of $3,346 paid as a defined contribution to an Ontario registered pension plan, of which $1,384 was paid by Scintrex prior to June 8, 1998.

Compensation of Directors

         The Company pays a $500 meeting fee to each director and a $7,000 annual retainer to each non-executive director. In addition, the Company grants 5,000 stock options under the terms of the 1997 Option Plan to each non-executive director each year, which options vest on the first anniversary of the date of grant.


Item 12. Options to Purchase Securities from Company or Subsidiaries.

         On October 22, 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Option Plan") pursuant to which the Board of Directors or the Compensation Committee may from time to time grant to the directors, consultants, officers or eligible employees of the Company and its subsidiaries options to acquire Shares in such numbers, for such terms and at such exercise prices as are determined by the Board of Directors or the Compensation Committee. It is the Company's intention to grant options under the 1997 Option plan principally to key employees. The purpose of the 1997 Option Plan is to advance the interests of the Company by providing key employees with a financial incentive for the continued improvement in the performance of the Company and encouragement to stay with the Company. Under the 1997 Option Plan, the option price must be not less than the fair value or the market price of the Shares at the time the option is granted, and the option term may not exceed ten years. Options granted under the 1997 Option Plan are non-transferable and terminate on cessation of employment or directorship with the Company for all causes other than death, unless otherwise determined by the Board of Directors. It is not intended that any financial assistance will be provided to optionees to facilitate the purchase of Shares under the 1997 Option Plan.

         The maximum number of Shares which are reserved for issuance under the 1997 Option Plan is 1,500,000 Shares and no individual may hold options to purchase Shares exceeding 5% of the then outstanding number of Shares. In addition, the 1997 Option Plan contains certain other restrictions which limit the number of Shares which may be issued under the 1997 Option Plan to insiders of the Company.

         Generally, options granted under the 1997 Option Plan will expire seven to ten years from the date of grant or such lesser period of time as the Board of Directors or the Compensation Committee may approve. Options may be exercised in whole or in part any time after a date specified by the Board of Directors, upon prior notice to the Company. The options will generally vest over a three year period following the date of grant, and be exercisable on a quarterly basis following the date of the grant of the options.

Stock Options

         The following table sets forth each grant of stock options under the 1997 Option Plan during the fiscal year ended December 31, 1998 to the named executive officers.

          Option Grants during the Fiscal Year Ended December 31, 1998


                                                                              Market Value
                                              % of Total                     of Securities
                                 Common        Options                         Underlying
                                 Share        Granted to                       Options on
                                 Under        Employees      Exercise or      the Date of
                                Options      in Financial     Base Price         Grant
Name                              (#)            Year       ($/ Security)     ($/Security)   Expiration Date
----                              ---            ----       -------------     ------------   ---------------
Mariusz S. Rybak                120,000          16.7           2.00             2.00        August 31, 2008
                                100,000          13.9           4.75             4.75        January 21, 2005

Andy A. Rybak                    90,000          12.5           2.00             2.00        August 31, 2008

Phil Hembruff                    60,000           8.3           2.00             2.00        August 31, 2008

Terence J. McConnell             60,000           8.3           2.00             2.00        August 31, 2008

Jay Sarkar                       30,000           4.2           2.00             2.00        August 31, 2008

     The following table sets forth certain information regarding the number and value of options granted to the Executive Officers of the Company under the 1997 Option Plan. No Executive Officer listed below exercised any of such options during the fiscal year ended December 31, 1998.

                       Aggregated Option Exercises during
           the Year Ended December 31, 1998 and Fiscal Year-End Values

                                                                                           Value of Unexercised
                              Securities                        Unexercised Options        in-the-Money Options
                               Acquired        Aggregate           at FY-End (#)              at FY-End ($)
                              on Exercise        Value              Exercisable/              Exercisable/
Name                              (#)        Realized ($)          Unexercisable             Unexercisable
----                              ---        ------------          -------------             -------------
Mariusz S. Rybak                  --              --              47,500/322,500                  NA/NA
Andy A. Rybak                     --              --              38,750/176,250                  NA/NA
Phil Hembruff                     --              --               5,000/55,000                   NA/NA
Terence J. McConnell              --              --               5,000/55,000                   NA/NA
Jay Sarkar                        --              --               2,500/27,500                   NA/NA


Item 13. Interest of Management in Certain Transactions.

         Except as disclosed below, none of the directors, senior officers, principal shareholders, or associates or affiliates of such persons or companies, has or has had, directly or indirectly, any material interest in any material transaction with the Company within the past three years or in any proposed transaction which will materially affect the Company.

         In July 1998 the Company registered 503,249 shares of Common Stock by certain officers and principal shareholders of the Company, which shares were subsequently sold by such selling shareholders. The selling shareholders included Mariusz Rybak, who sold 113,397 shares; Andy Rybak, who sold 113,397 shares; Alan Greene, who sold 97,199 shares and Research Corporation Technologies, Inc., which sold 179,256 shares.


                                     PART II

Item 14. Description of Securities to be Registered.

         The Company's capital consists of an unlimited number of common shares without par value and an unlimited number of Class B Shares. As of September 30, 1999, 22,095,618 common shares were issued and outstanding and 572,850 Class B Shares were issued and outstanding.

         Each of the classes of shares of the Company is identical in all respects except that the Common Shares are entitled to one vote per share at meetings of shareholders and the Class B Shares are non-voting except where a vote is provided by applicable law.

         Pursuant to an escrow agreement (the "TSE Escrow Agreement") entered into among CIBC Mellon Trust Company (the "Trustee"), the Company and Dr. Mariusz Rybak, Andy Rybak, Alan Greene and Research Corporation Technologies, Inc. (the "Escrowed Shareholders") concurrently with the filing of a final prospectus in connection with the Company's December 1997 initial public offering, the Escrowed Shareholders agreed to deposit with the Trustee an aggregate of 7,841,684 Common Shares (the "Escrowed Shares"). The Escrowed Shares, after giving effect to the public offering (assuming neither the Over-Allotment Options issued in connection with the

Company's initial public offering nor Compensation Options issued in connection with the Company's initial public offering were exercised), represented 53.76% of the total outstanding Common Shares. The TSE Escrow Agreement provides that the Escrowed Shares may not be sold, pledged, hypothecated, alienated, transferred within escrow or in any manner dealt with, without the prior written consent, order or direction of The Toronto Stock Exchange (the "TSE"). The Escrowed Shares will be automatically released to the Escrowed Shareholders, as to 25% of the number of Escrowed Shares, on each of the first (less the number of Common Shares transferable by the Escrowed Shareholders on the exercise of the Special Warrants), second, third and fourth anniversaries of the date the Escrowed Shares are listed on the TSE. In connection with the Special Warrant offering, the TSE consented to the Escrowed Shareholders selling an aggregate of 503,250 Common Shares in order to satisfy the Company's delivery obligations in respect of the Common Shares issuable on the exercise of certain Special Warrants under such offering. Such substituted delivery represented 457,500 of the 3,507,500 Special Warrants issued by the Company, with the remaining 3,050,000 Special Warrants satisfied by the issuance by the Company of 3,355,000 Common Shares.

         In addition to the TSE Escrow Agreement, the Escrowed Shareholders and certain other executive officers and shareholders of the Company have entered into contractual escrow agreements with the underwriters of the public offering in December 1997. Under the contractual escrow agreements with the Escrowed Shareholders, the Escrowed Shareholders have agreed not to sell or otherwise dispose of their Common Shares for a period of three years after closing without the consent of the underwriters of the public offering except that, subject to the TSE Escrow Agreement and applicable law, up to 20% of such Common Shares after one year and up to an additional 40% of such Common Shares after two years.

         As of September 30, 1999, 6,181,076 of the Company's shares were held in escrow, 15,053,415 shares were free-trading and 3,444,756 shares were subject to varying hold terms pursuant to the policies of The Toronto Stock Exchange.

         The transfer agent and registrar for the common shares of the Company is CIBC Mellon Trust Company, 320 Bay Street, PO Box 1, Toronto, Ontario, Canada, M5H 4A6.


                                    PART III

Item 15. Defaults Upon Senior Securities.

         Not applicable.


Item 16. Changes in Securities and Changes in Security for Registered
         Securities.

         Not applicable.

                                     PART IV

Item 17. Financial Statements
         See Item 19(a). Pages F-1 through F-28 are incorporated by reference.

Item 18. Financial Statements

     The Company has elected, pursuant to instruction G(c) to Form 20-F, to provide financial statements pursuant to Item 17.

Item 19(a)  Financial Statements and Exhibits

(a)      Index to Consolidated Financial Statements of
         IDS Intelligent Detection Systems Inc.
                                                                           Page
                                                                           ----
No.
---
         IDS Intelligent Detection Systems Inc.
         --------------------------------------
         Auditors Report....................................................F-1
         Balance Sheet......................................................F-2
         Statement of Earnings..............................................F-3
         Statement of Retained Earnings.....................................F-4
         Statement of Cash Flow.............................................F-5
         Notes to Consolidated Financial Statements.........................F-6

         Scintrex Limited
         ----------------
         Auditor's Report..................................................F-26
         Balance Sheet.....................................................F-27
         Statement of Retained Earnings....................................F-28
         Statement of Earnings.............................................F-29
         Statement of Changes in Financial Position........................F-30
         Notes to Consolidated Financial Statements........................F-31

         IDS Intelligent Detection Systems Inc.
         Unaudited Pro Forms Consolidated Income Statement.................F-43

(b)      Exhibits
3 (a)    Articles of Incorporation for MAA International Corporation dated
         May 6, 1995
3 (b) Articles of Amendment dated August 27, 1997 for name change from MAA International Corporation to IDS Intelligent Detection Systems Inc.
3 (c)    Articles of Amalgamation dated September 30, 1997
3 (d)    Articles of Amendment dated November 21, 1997
3 (e)    By-laws
10 (a) Sublease between IDS Intelligent Detection Systems Inc. and Egon Zehnder International dated October 28, 1998 for King Street property
10 (b) Lease between IDS Intelligent Detection Systems Inc. and Curb II 1993 Limited

         Partnership dated October 1, 1997 for Cleopatra Drive property
10 (c) Employment Agreement between IDS Intelligent Detection Systems Inc. and Mariusz S. Rybak dated September 1, 1998
10 (d) Employment Agreement between IDS Intelligent Detection Systems Inc. and Andy A. Rybak dated September 1, 1998
10 (e) Employment Agreement between IDS Intelligent Detection Systems Inc. and Phil Hembruff dated September 28, 1998
10 (f) Employment Agreement between IDS Intelligent Detection Systems Inc. and Terence J. McConnell dated September 28, 1998
10 (g) Employment Agreement between IDS Intelligent Detection Systems Inc. and Jay Sarkar dated September 28, 1998
10 (h) Employment Agreement between IDS Intelligent Detection Systems Inc. and Adrian van Vroenhoven dated August 19, 1999
10 (i) License Agreement between CPAD Holdings Ltd. and Research Corporation Technologies, Inc. dated as of September 1, 1988 and amended April 13, 1995
10 (j)   Offer to purchase all of the issued and outstanding shares of
         Scintrex, dated April 15, 1998, as varied and extended on May 1, 1998, May 12, 1998 and May 26, 1998
10 (k) Escrow Agreement between IDS Intelligent Detection Systems Inc., CIBC Mellon Trust Company, Dr. Mariusz Rybak, Andy Rybak, Alan Greene and Research Corporation Technologies, Inc.
21       List of Subsidiaries

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       IDS INTELLIGENT DETECTION SYSTEMS INC./
                                       SYSTEMES DE DETECTION INTELLIGENTS INC.


                                       By:  /s/ Mariusz S. Rybak
                                          -----------------------------------
                                              Mariusz S. Rybak
                                              Chief Executive Officer



Date: December 14, 1999

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of IDS Intelligent Detection Systems Inc. as at December 31, 1998 and 1997 and the consolidated statements of earnings, retained earnings (deficit) and cash flows for each of the three years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years ended December 31, 1998, 1997 and 1996 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Ottawa, Canada

December 14, 1999

IDS INTELLIGENT DETECTION SYSTEMS INC.
Consolidated Balance Sheets

(In thousands of Canadian dollars)

                                                                        December 31,
                                                  September 30,       ---------------
                                                      1999            1998       1997
                                                      ----            ----       ----
                                                  (unaudited)
   Assets

   Current assets:

       Cash                                         $     723      $  1,154     $ 13,088
       Accounts receivable                             17,401        10,990        3,354
       Unbilled revenue                                 4,519         1,707           -
       Investment tax credit receivable                   119           119          435
       Income taxes recoverable                           128            29          272
       Inventory (note 4)                              13,294        12,605          511
       Prepaid expenses                                 1,049           725           56
       Assets of discontinued operations                   -             76       17,154
                                                    ---------      --------      --------
                                                       37,233        27,405       34,870

   Long-term investments                                  327           243            -

   Capital assets (note 5)                             15,062        12,943          459

   Deferred development costs                             824           979            -

   Goodwill                                            18,018        18,815          752
                                                    ---------      --------      -------
                                                    $  71,464      $ 60,385       36,081
                                                    =========      ========      =======

   Liabilities and Shareholders' Equity

   Current liabilities:
       Bank loan (note 6)                           $   1,478      $    367     $  1,552
       Accounts payable and accrued liabilities         6,634         5,472        2,713
       Deferred revenue                                    84           125          276
       Income taxes payable                               214           130           -
       Current portion of long-term debt                   -             -            88
       Liabilities of discontinued operations              -             -        13,583
                                                    ---------      --------      --------
                                                        8,410         6,094       18,212

   Deferred lease inducement                               31            39           50

   Deferred income taxes                                   81           122            -

   Non-controlling interest                               245            -             -

   Shareholders' equity:
       Share capital (note 7)                          55,027        54,997       17,322
       Cumulative translation adjustment                  135           (84)           -
       Retained earnings (deficit)                      7,535          (783)         497
                                                    ---------      --------      --------
                                                       62,697        54,130       17,819
   Commitments (note 12)
   Subsequent events (note 16)

                                                    $  71,464      $ 60,385     $ 36,081
                                                    =========      ========     ========

   See accompanying notes to consolidated financial statements.

   On behalf of the Board:

_____________________   Director

_____________________   Director

IDS INTELLIGENT DETECTION SYSTEMS INC.
Consolidated Statements of Earnings

(In thousands of Canadian dollars, except per share amounts)

                                            Nine months ended               Years ended
                                              September 30,                 December 31,
                                        -----------------------  ---------------------------------
                                           1999        1998         1998        1997        1996
                                        (unaudited) (unaudited)

   Sales                                $  36,016    $ 10,691    $  21,984   $  6,673    $  4,443
   Cost of goods sold                      16,901       6,003       13,134      4,053       2,624
                                        ---------    --------    ---------   --------    --------
                                           19,115       4,688        8,850      2,620       1,819
   Expenses:
       Selling, general and
       administrative                       7,871       5,087        8,133      1,338       1,813
       Amortization                         2,319       1,122        1,959        596         585
       Interest and finance                   133          -            -          -          280
       Research and development               829       1,106          818        490         490
                                        ---------    --------    ---------   --------    --------
                                           11,152       7,315       10,910      2,424       3,168

                                            7,963      (2,627)      (2,060)       196      (1,349)
   Interest and other income
   (expense)                                  275         782          859     (1,033)        170

   Restructuring costs                        (78)       (225)        (244)        -           -

   Dilution gains                              -           -            -         680       2,619

   Non-controlling interest in income         (19)         (8)          -         137         280

   Goodwill write-off                           -          -            -         (68)         -

   Earnings (loss) before
   income taxes                             8,141      (2,078)      (1,445)       (88)      1,720

   Income tax expense (recovery)             (177)         25          (65)      (120)        300

   Earnings (loss) from continuing
   operations                               8,318      (2,103)      (1,380)        32       1,420

   Earnings (loss) from discontinued
   operations (note 15)                        -          105          100       (116)         -
                                        ---------    --------    ---------   --------    --------
   Net earnings (loss)                  $   8,318    $ (1,998)   $  (1,280)  $    (84)   $  1,420
                                        =========    ========    =========   ========    ========

   Net earnings (loss)
    per share (note 8):
   Basic
       Continuing operations            $    0.37    $  (0.12)   $  (0.07)   $      -    $   0.17
       Net loss                              0.37       (0.11)      (0.07)      (0.01)       0.17
   Fully diluted
       Continuing operations                 0.36       (0.12)      (0.07)          -        0.17
       Net loss                              0.36       (0.11)      (0.07)      (0.01)       0.17
                                        =========    ========    ========    ========    ========


   See accompanying notes to consolidated financial statements.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Consolidated Statements of Retained Earnings (Deficit)

(In thousands of Canadian dollars)


                                       Nine months ended                  Years ended
                                         September 30,                    December 31,
                                   -----------------------    -------------------------------
                                      1999        1998           1998       1997       1996
                                   (unaudited) (unaudited)

   Retained earnings (deficit),
   beginning of period             $  (783)   $    497        $    497   $  1,259    $   123

   Net earnings (loss)               8,318      (1,998)         (1,280)       (84)     1,420

   Dividend on common
   shares                               -           -               -        (962)         -

   Refundable dividend taxes            -           -               -         284       (284)
                                   -------    --------        --------   --------    -------

   Retained earnings (deficit),
   end of period                   $ 7,535    $ (1,501)       $   (783)  $    497    $ 1,259
                                   =======    ========        ========   ========    =======

   See accompanying notes to consolidated financial statements.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Consolidated Statements of Cash Flows

(In thousands of Canadian dollars, except per share amounts)


                                                 Nine months ended                 Years ended
                                                   September 30,                   December 31,
                                              -----------------------    -------------------------------
                                                 1999          1998         1998       1997        1996
                                              (unaudited)  (unaudited)

Operations:
    Earnings (loss) from
    continuing operations                    $  8,318    $ (2,103)       $ (1,380)  $     32     $ 1,420
    Items not involving cash:
      Amortization                              2,319       1,122           1,959        596         585
      Non-controlling interes                       -           -               -       (137)       (280)
      Increase in non-controlling
      interest                                    245         128               -          -         361
      Deferred income taxes                       (41)         94             122          -           -
    Changes in non-cash operating
    working capital                            (9,130)     (8,586)        (11,784)    (1,146)        (65)
                                             --------    --------        --------   --------    --------
                                                1,711      (9,345)        (11,083)      (655)      2,021
    Discontinued operations                        76       3,676           3,595     (2,832)          -
                                             --------    --------        --------   --------    --------
                                                1,787      (5,669)         (7,488)    (3,487)      2,021
Investments:
    Additions to capital assets                (3,641)     (1,554)         (3,318)      (165)       (101)
    Increase in long-term
        investments                               (84)          -            (243)         -           -
    Decrease in goodwill                            -           -               -         44         216
    Increase (decrease) in deferred
    lease inducement                               (8)         78             (11)        50           -
    Net assets of subsidiaries acquired
    - net of cash                                   -     (18,426)        (18,316)         -      (1,145)
    Increase in deferred development
    costs                                         155        (213)           (979)         -           -
                                             --------    --------        --------   --------    --------
                                               (3,578)    (20,115)        (22,867)       (71)     (1,030)
Financing:
    Increase (decrease) in bank loan            1,111      (1,552)         (1,185)       280       1,222
    Increase (decrease) in due from
    affiliated companies                            -           -               -         53         (77)
    Increase (decrease) in due from
    shareholders                                    -         (46)              -        446        (528)
    Decrease in long-term debt                      -         (88)            (88)    (1,736)       (383)
    Issuance of share capital, net
    of issuance costs                              30      19,786          19,778     17,320           1
    Dividend                                        -           -               -       (962)          -
    Refundable dividend taxes (recovery)            -           -               -        284        (284)
    Cumulative foreign exchange                   219          33             (84)         -           -
                                             --------    --------        --------   --------     -------
                                                1,360      18,133          18,421     15,685         (49)

Increase (decrease) in cash and
cash equivalents                                 (431)     (7,651)        (11,934)    12,127         942

Cash and cash equivalents,
beginning of period                             1,154      13,088          13,088        961          19
                                             --------    --------        --------   --------     -------

Cash and cash equivalents,
end of period                                $    723    $  5,437        $  1,154   $ 13,088     $   961
                                             ========    ========        ========   ========     =======

Cash paid for:
    Interest                                 $    133    $     44        $      -   $   (155)    $  (280)
                                             ========    ========        ========   ========     =======

   See accompanying notes to consolidated financial statements.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

1.   General:

     IDS Intelligent Detection Systems Inc. ("IDS" or the "Company") is incorporated under the Ontario Business Corporations Act. The Company offers more than 70 intelligent detection products to the security, nuclear and geophysical survey markets. Products range from narcotics and explosive detectors, to nuclear safety control instruments, to airborne geophysical survey services and equipment for use in mineral, oil and gas exploration. IDS is a global company with offices in Canada, the United States, France, the United Kingdom, Australia and Brazil.

2.   Significant accounting policies:

     (a)      Basis of consolidation:

         The consolidated balance sheets are comprised of the balance sheets of the Company and its wholly-owned subsidiary companies: Caduceon Inc., Scintrex Limited, Scintrex Inc., Scintrex Pty Ltd., Auslog Pty Ltd. and Scintrex Europe SARL. The consolidated statements of earnings are comprised of the statements of earnings of the Company and the operations of the above-mentioned subsidiary companies from the acquisition date of June 8, 1998, except for Caduceon Inc., which was created on December 31, 1998.

     (b)      Revenue recognition:

         Revenue from product sales is recognized upon shipment. Revenue from maintenance services contracts is recognized on a straight-line basis over the term of the contract. Revenue on contracts is recognized in the accounts on the percentage of completion basis.

     (c)      Inventories:

         Finished goods are stated at the lower of average cost and net realizable value. Other inventories are stated at the lower of cost and replacement cost which is not in excess of net realizable value. Cost is generally determined on the first-in, first-out basis.

     (d)      Long-term investments:

         Long-term investments are recorded at cost and represent investments in companies over which the Company exercises no control or significant influence.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 2

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

2.   Significant accounting policies (continued):

     (e)      Capital assets:

         Capital assets are stated at cost. Amortization is provided using the straight-line method over the estimated useful lives as follows:

         Asset                                                  Useful life
         -----                                                  -----------

         Buildings                                              twenty years
         Scientific research and development equipment         fifteen years
         Office equipment                                         five years
         Computer equipment                                      three years
         Leasehold improvements                                   four years
         Computer equipment under capital lease                  three years
         Computer software                                          one year
         Production equipment                                      ten years

         Patents are amortized using the straight-line method over their estimated useful lives of 17 years. Assets under construction are amortized over their useful life commencing in the year they are available for use by the Company.

     (f)      Research and development:

         Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and subsequent amortization. These costs are amortized based on the revenue arising from the sale of the products. The Company reassesses whether it has met the relevant criteria for continued deferral and amortization at each reporting date.

     (g)      Goodwill:

         Goodwill represents the excess of the purchase price over the fair value of net assets acquired, and is being amortized on a straight-line basis over 20 years. On an ongoing basis, management reviews the valuation and amortization of goodwill, taking into consideration any events and circumstances which might have impaired the fair value.

         During 1997, the Company fully provided for $68 of goodwill that was created from an acquisition in 1996.

     (h)      Foreign currency translation:

         The operations of the Company's foreign subsidiaries are considered to be self-sustaining and as a result are translated to Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at year-end exchange rates and revenues and expenses are translated using approximate rates of exchange in effect at the transaction date. Gains or losses on translation of foreign subsidiaries is included in the cumulative translation adjustment account, which is included as a separate component of shareholders' equity.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 3

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

2.   Significant accounting policies (continued):

     (i) Use of estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

3.   Business acquisition:

     (a) On June 7, 1998, IDS acquired for cash and 3,914,858 common shares 100% of the issued and outstanding common shares of Scintrex Limited and its wholly-owned subsidiaries ("Scintrex"). The acquisition was accounted for by the purchase method. The results of Scintrex's operations are included in the accounts from the effective date of acquisition. Details of the acquisition are as follows:

           Fair value of net assets acquired:
                Working capital                             $   7,025
                Capital assets                                 10,301
                Goodwill                                       18,887
                                                            ---------
                                                            $  36,213

           Consideration given:
                Cash                                        $  18,316
                Common shares                                  17,897
                                                            ---------
                                                            $  36,213
                                                            =========

     (b) On September 30, 1997, MAA International Corporation ("MAA"), CPAD Technologies ("CPAD") and its wholly-owned subsidiary, 1202733 Ontario Inc., amalgamated to form IDS. On September 30, 1997, MAA owned 64.5% of CPAD which represented a dilution through 1996 and 1997 from its original 77.5% ownership interest in 1995. The transaction was accounted for using the predecessor companies' book values.

         The total assets and liabilities brought into the combination were as follows:

                                                                       1202733
                                                   MAA        CPAD     Ontario
          Inc.
                                            (unaudited) (unaudited)  (unaudited)
                                            ----------- -----------  -----------

          Total assets at book value          $3,123       $2,538     $     2
          Total liabilities at book value        454        3,500           1
                                              ======       ======     =======

         Prior to September 30, 1997 the results of operations reflect the consolidated results of MAA and its subsidiary CPAD.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 4

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

3.   Business acquisition (continued):

     (c) AGISS Power Technologies Corporation:

         Effective March 1, 1996, CPAD acquired 100% of the issued and outstanding shares of all classes of AGISS Power Technologies Corporation ("AGISS") in exchange for cash and the issuance of Class A common shares of CPAD. The transaction has been accounted for by the purchase method with the results of operations included in these financial statements from the date of acquisition.

         Net assets acquired at fair values are:

           Current assets                                          $   2,183
           Capital assets                                                311
                                                                   ---------
                                                                       2,494
            Less:
                Bank indebtedness                                        339
                Current liabilities                                    1,570
                Long-term debt                                           102
                                                                   ---------
                                                                       2,011

                                                                         483

           Goodwill                                                      323

                                                                    --------
                                                                    $    806
                                                                    ========

           Consideration:
                Issuance of Class A common shares                   $    783
                Long-term debt                                            23

                                                                    --------
                                                                    $    806
                                                                    ========

     (d) Amalgamation:

         On November 1, 1996, CPAD amalgamated its operations with its wholly-owned subsidiary, AGISS and continued to operate as CPAD.

         The total assets and liabilities brought into the combination are as follows:

                                                       CPAD          AGISS
                                                       ----          -----

           Total assets at book value              $   1,708     $   1,599
           Total liabilities at book value             1,286           976
                                                   =========     =========

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 5

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

4.   Inventory:


                                                September 30,           December 31,
                                                -------------     -----------------------
                                                     1999          1998              1997
                                                     ----          ----              ----
                                                 (unaudited)
                                                 -----------

       Finished goods                             $  4,617        $ 4,440        $    322
       Work-in-process                               2,933          4,483              13
       Raw materials                                 5,744          3,043             176
       Contracts in progress                             -            639               -
                                                  --------        -------        --------
                                                  $ 13,294        $12,605        $    511
                                                  ========        =======        ========

5.   Capital assets:

                                                                Accumulated       Net book
       September 30, 1999                               Cost   amortization          value
       ------------------                         (unaudited)    (unaudited)    (unaudited)
                                                  -----------    -----------    -----------

       Land and buildings                         $  3,272        $   340        $  2,932
       Scientific research and
       development equipment                         1,654            150           1,504
       Office equipment                                972            207             765
       Computer equipment                              701            315             386
       Leasehold improvements                          477            250             227
       Computer equipment under capital lease           37             37               -
       Computer software                               290            172             118
       Production equipment                         10,149          1,827           8,322
       Patents                                         114             28              86
       Assets under construction                       781             59             722

                                                  --------        -------        --------
                                                  $ 18,447        $ 3,385        $ 15,062
                                                  ========        =======        ========



                                                              Accumulated        Net book
       December 31, 1998                              Cost   amortization           value
       -----------------                              ----   ------------           -----

       Land and buildings                         $  3,143        $   131        $  3,012
       Scientific research and
       development equipment                         1,049             92             957
       Office equipment                                860            134             726
       Computer equipment                              592            219             373
       Leasehold improvements                          477            168             309
       Computer equipment under capital lease           37             36               1
       Computer software                               274             99             175
       Production equipment                          7,288            535           6,753
       Patents                                          95             25              70
       Assets under construction                       567              -             567

                                                  --------        -------        --------
                                                  $ 14,382        $ 1,439        $ 12,943
                                                  ========        =======        ========


IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 6

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

5.   Capital assets (continued):

                                                                  Accumulated     Net book
       December 31, 1997                            Cost         amortization        value
       -----------------                            ----         ------------        -----

       Scientific research and
       development equipment                       $   159          $  25          $  134

       Office equipment                                118             45              73
       Computer equipment                              196            100              96
       Leasehold improvements                          186             86             100
       Computer equipment under capital lease           37             28               9
       Patents                                          66             19              47

                                                   -------          -----          ------
                                                   $   762          $ 303          $  459
                                                   =======          =====          ======

6.   Bank loan:

                                                  September 30,         December 31,
                                                  -------------    -----------------------
                                                     1999          1998              1997
                                                     ----          ----              ----
                                                  (unaudited)

       Demand operating line of credit at
       bank prime rate plus 0.5%                    $1,478          $ 367          $  950
       Demand promissory note,
       payable on receipt of
       investment tax credits
       at bank prime plus 2%                             -              -             161
       Progress Payment Program line of credit
       payable out of proceeds on sale of
       inventory, at bank prime                          -              -             441

                                                    ------          -----           -----
                                                    $1,478          $ 367          $1,552
                                                    ======          =====          ======

     The demand operating line of credit is secured by cash on deposit of $150 and a mortgage over land and building of Scintrex Pty Ltd.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 7

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

7.   Share capital:

                                                           September 30,                   December 31,
                                                           -------------            -------------------------
                                                               1999                 1998                 1997
                                                               ----                 ----                 ----
                                                           (unaudited)
         (a) Authorized and issued share capital:

         Authorized voting
           common shares - unlimited
         Issued voting common shares:
                Number of shares                            22,095,618           22,080,560           14,586,120
                Stated capital                           $      55,027        $      54,997        $      17,322
         Authorized Class B non-voting
           shares - unlimited
         Issued Class B non-voting shares:
                Number of shares                               572,850              572,850              572,850
                Stated capital                           $           -        $           -        $           -

     (b) Stock option incentive program:

         On October 22, 1997, the Company established the 1997 Stock Option Plan, under which options to purchase common shares of the Company may be granted by the Compensation Committee of the Board of Directors subject to the approval of regulatory authorities.

         At December 31, 1998, there were 1,216,200 options outstanding with exercise prices ranging from $2.00 to $7.60 per share. These options expire during periods between January 1, 2002 and September 1, 2008 and generally vest over a four-year period from the date of grant.

         Subsequent to year-end, an additional 228,000 options were granted at $2.00 per share. These options expire on December 31, 2008 and generally vest over a four-year period from date of grant.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 8

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

7.   Share capital (continued):

     (c) Share issuance:

                                                                           Number
         Common shares                                      Value        of shares
         -------------                                      -----        ---------

         Balance, December 31, 1996:
              MAA                                          $      2      8,910,000
              CPAD                                                1        810,000
                Shares issued for cash                        1,380        395,556
                Conversion of debt                            1,730        734,948
              Shares cancelled on amalgamation:
                  MAA                                            -      (8,910,000)
                  CPAD                                           -      (1,940,504)
         Shares reissued on amalgamation                         -      10,493,360
         Options issued for cash                                117        172,188
         Conversion of debt                                     645        101,691
         Shares issued for cash                              13,447      3,818,881

                                                           --------    -----------
         Issued and outstanding as of December 31, 1997    $ 17,322     14,586,120

         Options issued for cash                                958        224,582
         Shares issued for cash                              18,820      3,355,000
         Shares issued on acquisition of Scintrex Limited    17,897      3,914,858

                                                           --------    -----------
         Balance, December 31, 1998                        $ 54,997     22,080,560

         Options issued for cash                                30          15,058

                                                           --------    -----------
         Balance, June 30, 1999 (unaudited)                $ 55,027     22,095,618
                                                           ========    ===========

         Class B shares                                    $     -         572,850
                                                           ========    ===========

8.   Earnings per share:

     The per share amounts used for the calculation of basic earnings per share include common and Class B shares in equal proportion, as both share equally in the earnings of the Company.

     The basic earnings per share figures are calculated using the weighted monthly average number of shares outstanding during the respective fiscal years.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 9

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

9.   Income taxes:

     Income tax expense varies from the amount that would be computed by applying the basic federal and provincial tax rates to earnings before income taxes, as follows:

                                                         September 30,                     December 31,
                                                        --------------           --------------------------------
                                                      1999         1998          1998          1997          1996
                                                      ----         ----          ----          ----          ----
                                                   (unaudited) (unaudited)

       Expected tax rate                             44.60%       44.60%        44.60%        44.60%        44.60%
       Expected tax rates applied to earnings
       before income taxes                        $  3,611     $   (927)     $   (644)     $    (91)     $     767
       Increase (decrease) resulting from:
         Losses not recorded for
         accounting purposes                            -           831           450            -             305
         Benefit of losses not previously
         recognized for accounting
         purposes                                   (3,299)          -             -           (118)            -
       Refundable taxes                                 -            -             -            102           (217)
       Non-taxable portion of dilution gains            -            -             -           (167)          (653)
       Share issuance costs                           (307)        (228)         (304)           -              -
       Write-off and amortization of goodwill          249          249           368           223            156
       Manufacturing and processing tax credit        (379)          78            41            -              -
       Other                                           (52)          22            24           (69)           (58)

                                                  --------     --------      --------      --------      ---------
                                                  $   (177)    $     25      $    (65)     $   (120)     $     300
                                                  ========     ========      ========      ========      =========

     As at December 31, 1998, the Company had losses for tax purposes of approximately $5,422 (1997 - $Nil) available to be carried forward until 2005, the benefits of which have not been reflected in the financial statements. The Company also had amounts deductible for tax purposes in excess of book purposes of approximately $12,824 (1997 - $2,800) for Canadian federal tax purposes and $3,900 (1997 - $2,800) for provincial tax purposes, primarily related to scientific research and experimental development expenditures and share issuance costs, the benefits of which have not been reflected in these financial statements.

     As at December 31, 1998, investment tax credits totalling approximately $1,220 (1997 - $Nil) were available to reduce income tax in future years and have not been recorded in these financial statements.

10.   Segmented data:

     The Company has adopted CICA Handbook Section 1701, Segment Disclosures, which establishes standards for reporting information about operating segments, products and services, geographic operations and major customers.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 10

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

10.   Segmented data (continued):

     The Company has identified operating segments in relation to the products and services it delivers. IDS's operating segments include Scintrex Earth Science Instrumentation (ESID), IDS Power Control Systems (Power Control), Analytical & Security (Security) and Survey & Exploration Technology (Survey). Scintrex Earth Science Instrumentation is engaged in the research, design and manufacture of geophysical and geochemical instrumentation. Power Control is engaged in the research, design and manufacture of nuclear reactor and analytical instrumentation. Security is engaged in the research, design and manufacture of chemical detection systems. Survey and Exploration is engaged in systems installation and integration, standard airborne and ground geophysical surveys and proprietary surveys based on proprietary technology.

     The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. IDS generally evaluates the performance of each operating segment based on actual sales and expenditures.

                                       ESID       Power Control    Security       Survey         Other         Total
                                       ----       -------------    --------       ------         -----         -----

       Nine months ended September
         30, 1999 (unaudited):
           Net sales               $   5,181      $    10,961    $    13,964    $     4,616    $     1,294    $    36,016
         Segment operating
         income (loss)                 1,225            4,451          3,755         (1,104)          (364)         7,963
         Interest and other
         income (loss)                    -               -              275             -              -             275
         Restructuring costs              -               -              (78)            -              -             (78)
         Non-controlling interest         -               -               -             (19)            -             (19)
         Income (loss) before
         income taxes                  1,225           4,451           3,952         (1,123)          (364)         8,141
         Amortization                     -               -               -              -              -           2,319
         Identifiable assets              -               -               -              -              -          52,491
         Corporate assets                 -               -               -              -              -          18,973
         Total assets                     -               -               -              -              -          71,464
         Capital expenditures             -               -               -              -              -           3,641

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 11

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

10.   Segmented data (continued):


                                                  ESID      Power Control  Security     Survey     Other      Total
                                                  ----      -------------  --------     ------     -----      -----

       Nine months ended September 30,
         1998 (unaudited):
    Net sales                                  $  2,511       $  1,812    $  4,094    $  1,869   $    405   $ 10,691
  Segment operating
  income (loss)                                     257            (47)     (3,581)        403        341     (2,627)
  Interest and other
  income (loss)                                       -              -         782           -          -        782
  Restructuring costs                                 -              -        (225)          -          -       (225)
  Non-controlling interest                            -              -          (8)          -          -         (8)
  Income (loss) before
  income taxes                                      257            (47)     (3,032)        403        341     (2,078)
  Amortization                                        -              -           -           -          -      1,122
  Identifiable assets                                 -              -           -           -          -          -
  Corporate assets                                    -              -           -           -          -          -
  Total assets                                        -              -           -           -          -     58,377
  Capital expenditures                                -              -           -           -          -      1,554


                                                  ESID      Power Control  Security     Survey     Other      Total
                                                  ----      -------------  --------     ------     -----      -----

Year ended December 31, 1998:
    Net sales                                  $  7,097       $  2,439    $  7,811    $  4,066   $    571   $ 21,984
  Segment operating
  income (loss)                                   1,052            231      (4,524)      1,081        100     (2,060)
  Interest and other
  income (loss)                                       -              -         859           -          -        859
  Restructuring costs                                 -              -           -           -          -       (244)
  Loss before income taxes                            -              -           -           -          -     (1,445)
  Amortization                                      346             66       1,382         165          -      1,959
  Identifiable assets                            10,880          6,453      17,307       3,323        509     38,472
  Corporate assets                                    -              -           -           -          -     21,913
  Total assets                                        -              -           -           -          -     60,385
  Capital expenditures                            1,177              -       1,998         143          -      3,318
                                               ========       ========    ========    ========   ========   ========

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 12

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

10.   Segmented data (continued):

                                          ESID       Power Control  Security  Survey    Other     Total
                                          ----       -------------  --------  ------    -----     -----
       Year ended December 31, 1997:
           Net sales                    $    -          $    -      $  6,565  $    -   $    108  $  6,673
         Segment operating
         income (loss)                       -               -           196       -          -       196
         Interest and finance
         expense                             -               -        (1,033)      -          -    (1,033)
         Dilution gain                       -               -             -       -          -       680
         Goodwill write-off                  -               -             -       -          -       (68)
         Non-controlling interest            -               -             -       -          -       137
         Loss before income taxes            -               -             -       -          -       (88)
         Amortization                        -               -           596       -          -       596
         Identifiable assets                 -               -         4,457       -     14,470    18,927
         Capital expenditures                -               -            95       -         70       165


                                          ESID       Power Control  Security  Survey    Other     Total
                                          ----       -------------  --------  ------    -----     -----
       Year ended December 31, 1996:
           Net sales                    $    -          $    -      $    110  $    -   $  4,333  $  4,443
         Segment operating
         income (loss)                       -               -          (554)      -      1,130       576
         Other income and
         dilution gain                       -               -             -       -          -     2,789
         General corporate
         expenses                            -               -             -       -          -     1,646
         Income before
           income taxes                      -               -             -       -          -     1,720
         Amortization                        -               -             -       -          -       585
         Identifiable assets                 -               -             -       -          -     3,565
         Corporate assets                    -               -             -       -          -     3,009
         Total assets                        -               -             -       -          -     6,574
         Capital expenditures                -               -             -       -          -       101

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 13

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

10.   Segmented data (continued):

     The following table presents revenues from customers based on the location of the customer.


                                             September 30,                  December 31,
                                        ----------------------  --------------------------------
                                           1999        1998        1998        1997       1996
                                           ----        ----        ----        ----       ----
                                        (unaudited)(unaudited)
       Canada                            $  3,025   $  1,643    $  1,904    $  1,080    $ 4,333
       United States                        3,693      2,547       4,714       5,593        110
       Asia                                12,609      1,955       5,268           -          -
       Europe                               3,666      2,031       2,845           -          -
       Australia                            2,367        639       2,150           -          -
       Middle East                          8,156        594         816           -          -
       South America                        2,050        951         772           -          -
       Africa                                 343        259         704           -          -
       Other                                  107         72       2,811           -          -
                                         --------   --------    --------    --------    -------
                                         $ 36,016   $ 10,691    $ 21,984    $  6,673    $ 4,443
                                         ========   ========    ========    ========    =======

     Assets based on physical location of assets are as follows:


                                              September 30,          December 31
                                        ----------------------  --------------------
                                           1999        1998       1998         1997
                                           ----        ----       ----         ----
                                       (unaudited) (unaudited)
       Canada                           $  67,891   $ 54,550    $ 56,670    $ 36,081
       Others                               3,573      3,827       3,715           -
                                        ---------   --------    --------    --------

                                        $  71,464   $ 58,377    $ 60,385    $ 36,081
                                        =========   ========    ========    ========

     Sales to major customers as a percentage of total sales are as follows:

                                               September 30,                 December 31,
                                             -----------------       --------------------------
                                              1999      1998         1998       1997       1996
                                              ----      ----         ----       ----       ----
                                          (unaudited)(unaudited)
       Federal Aviation Administration          -       27.3%        8.4%       16.5%      4.1%
       Canadian Commercial Corporation       21.9%         -           -        10.0%        -
       Canatom/NPM                           24.9%         -           -           -         -
       U.S. Private Customer                    -          -           -        55.5%        -
                                             ====       ====         ===        ====       ===

11.   Related party transactions:

     During 1998, the Company established operations in South America through an affiliated company known as Megafisica Survey Aerolevantamentos S/A ("Megafisica"), based in Rio de Janiero, Brazil. During the year, the Company subcontracted with Megafisica on a fee basis to perform airborne system operations in several countries. Fees paid to Megafisica for the year ended December 31, 1998 and the nine months ended September 30, 1999 were $254 and $58 respectively.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 14

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

12.   Commitments:

     (a) During the normal course of business, Scintrex Limited is required to post performance bonds for its contracts in progress. As at December 31, 1998, these performance bonds amounted to approximately $2,301 (1997 - $1,200).

     (b) On February 23, 1996, Scintrex Limited commenced an action in the Ontario Court of Justice (General Division) against Timothy Bodger ("Bodger"), Aero Surveys Inc. ("Aero"), Geotech Limited ("Geotech") and two other individuals for damages for breach of fiduciary duty, breach of contract and inducing breach of contract in the aggregate amount of $6,000 plus interest and costs.

         In response to Scintrex Limited's claim, Geotech has raised a counter-claim against Scintrex Limited in the amount of $10,000 based upon an alleged misuse of trade secrets, and on alleged breach of contract by two employees of Scintrex Limited who were formerly employed by Geotech. Based on the information Scintrex Limited has provided to its counsel in the action, counsel has advised Scintrex Limited that the counter-claim is without merit. Scintrex Limited intends to vigorously prosecute its claim and defined the counter-claim. Any ultimate liability will be accounted for as a charge to operations in the year incurred.

     (c) Scintrex Limited has made a claim against a customer for unpaid bills in the amount of $376 in respect of services rendered. This amount has been fully provided for in the accounts. On April 25, 1996, a counter-claim was filed against Scintrex Limited for an unspecified amount. It is the opinion of management that the counter-claim is without merit. Counsel has further advised that based on the information supplied to date, no damages appear to have been incurred. Scintrex Limited intends to vigorously prosecute its claim and defend the counterclaim. Any ultimate liability will be accounted for as a charge to operations in the year incurred.

     (d) The Company leases office premises and equipment under long-term operating leases. The Company is committed to make future minimum payments under these leases for the years ended December 31 as follows:

           1999                                                  $ 430
           2000                                                    179
           2001                                                    188
           2002                                                    138
                                                                 -----

                                                                 $ 935
                                                                 =====

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 15

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

13.  Cumulative foreign exchange translation adjustment:

                                                  September 30,  December 31,
                                                  -------------  ------------
                                                       1999     1998     1997
                                                       ----     ----     ----
                                                     (unaudited)

       Balance, beginning of year                      $ (84)   $  -     $  -

       Increase (decrease) due to fluctuation
       in exchange rates                                 219      (84)      -
                                                       -----    -----    ----
       Balance, end of year                            $ 135    $ (84)   $  -
                                                       =====    =====    ====

14.  Financial instruments:

     (a) Credit risk:

         The Company provides credit to its customers in the normal course of business. The Company maintains reserves for potential credit losses which, when realized, have been within the range of management's expectations.

     (b) Fair value:

         The carrying value of all financial instruments approximate their fair value given the relatively short periods to maturity of the instruments.

15.  Discontinued operations:

     On June 11, 1998, IDS announced the immediate discontinuation of the computer resale activities of its IEC Division. IEC was principally engaged in value-added reselling of computers and consulting services. The consulting services were continued by IDS. The discontinued computer reselling activity was not core to the mission of IDS. Revenue from the discontinued operations in 1998 and 1997 was $11,383, and $17,554, respectively.

16.  Subsequent events:

     (a) Acquisition of ChemiCorp International, Inc.:

         Subsequent to year end, IDS acquired a further interest in ChemiCorp International, Inc. (formerly Advanced Environmental Solutions Inc.), which brought its interest to 70%. In consideration for its licenses and options to license, IDS received 52,909,663 of ChemiCorp's common shares and in consideration for equipment valued at $314, IDS received 12,588,000 common shares.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 16

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

16.  Subsequent events (continued):

     (b) Acquisition of Micro-g Solutions Inc.:

         On October 1, 1999, the Company's wholly-owned subsidiary, Scintrex Limited entered into a letter of intent dated October 1, 1999 to acquire 100% of Micro-g Solutions Inc., a Colorado based geophysical instrument company. The agreement is based on a share for share exchange of Scintrex Limited shares for Micro-g Solutions Inc. shares.

     (c) Acquisition of Val d'or Sagax Inc.:

         On October 1, 1999, the Company's wholly-owned subsidiary, Scintrex Limited, entered into an agreement to acquire 100% of Val d'or Sagax Inc., a Quebec based geophysical instrument and survey company. The agreement is based on a share for share exchange of Scintrex Limited shares for Val d'or Sagax Inc. shares.

17.  Uncertainty due to the Year 2000 Issue:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 17

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

18.  United States accounting principles:

     The consolidated financial statements presented herein have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which in the case of the Company differ in the following material respects from those generally accepted in the United States:

     (a)      Consolidated statement of earnings:

                                      Nine months ended            Years ended
                                         September 30,             December 31,
                                     --------------------- ----------------------------
                                       1999       1998       1998       1997      1996
                                       ----       ----       ----       ----      ----
                                    (unaudited)(unaudited)
              Earnings (loss) from
               continuing
               operations            $ 8,318    $(2,103)   $(1,380)   $    32    $ 1,420
              Deferred development
                costs                    824        213        979          -          -
              Amortization               (90)        (6)         -          -          -
              Income tax expense       2,618        333        988          -          -
                                     -------    -------    -------    -------    -------
              Earnings (loss) from
                continuing
                operations under
                US GAAP                4,966     (2,643)    (3,326)        32      1,420

              Earnings (loss) from
                discontinued
                operations                 -        105        100       (116)         -
                                     -------    -------    -------    -------    -------
              Net earnings (loss)
                under US GAAP        $ 4,966    $(2,538)   $(3,226)   $   (84)   $ 1,420
                                     =======    =======    =======    =======    =======


                                           Nine months ended                          Years ended
                                              September 30,                            December 31,
                                    -----------------------------    -----------------------------------------------
                                         1999            1998              1998             1997             1996
                                         ----            ----              ----             ----             ----
                                          (unaudited)(unaudited)
       Earnings (loss)
         per share:

       From continuing
         operations                 $      0.22     $      (0.14)    $       (0.17)    $          -     $       0.17
       From discontinued
         operations                           -             0.01                 -            (0.01)               -
       After discontinued
         operations                        0.22            (0.13)            (0.17)           (0.01)            0.17
       Weighted average
         number of shares
         used in the
         calculation of basic
         earnings per share          22,655,000       18,485,300        19,140,851       10,128,370        8,235,000
                                    ===========     ============      ============     ============     ============


IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 18

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)


18.  United States accounting principles (continued):

     (a)  Consolidated statement of earnings (continued):

          Under Canadian and US GAAP, basic earnings per share is computed by dividing the net earnings (loss) for the period available to common shareholders as measured by the respective accounting principles (numerator), by the weighted average number of common and Class B shares. Basic earnings per share excludes the dilutive effect of potential common shares resulting from stock options. The potential dilutive effect is either antidilutive or does not result in a material change in the per share amount.

     (b)  Deferred development costs:

          Under Canadian GAAP, development costs can be deferred and amortized if certain criteria are met. Under US GAAP, development costs are expensed as incurred resulting in an increase in the year ended December 31, 1998 and the nine months ended September 30, 1998 loss from continuing operations of $979 and $213, respectively, and a decrease in the nine months ended September 30, 1999 earnings from continuing operations of $824.

     (c)  Income taxes:

          The Company follows the deferral method of accounting for income taxes. Under US GAAP, the asset and liability method is applied resulting in the following difference.

          Certain previously unrecognized deferred tax assets were utilized by Scintrex with the tax effect of these utilized deferred tax assets amounting to $988 for the year ended December 31, 1998 and $333 and $2,618 for the nine months ended September 30, 1998 and 1999, respectively. In accordance with US GAAP the utilized deferred tax assets should be applied as a reduction of goodwill and reflected as an income tax expense. The goodwill reduction results in the reduction of goodwill amortization of $29 for the year ended December 31, 1998 and $6 and $90 for the nine months ended September 30, 1998 and 1999, respectively.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 19

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

18.  United States accounting principles (continued):

     (d)  Acquisition of Scintrex:

          Under US GAAP, the following additional disclosure would be provided pursuant to the requirements of APB No. 16 "Business Combinations".

          The following unaudited pro forma financial information presents the combined results of operations of IDS and Scintrex as if the acquisition had occurred as of the beginning of 1998 for the year ended December 31, 1998 and the nine month period ended September 30, 1998 and as of the beginning of 1997 for the year ended December 31, 1997. The pro forma results include certain adjustments for amortization of goodwill and capital assets. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had IDS and Scintrex constituted a single entity during such periods.

                               Nine months ended         Year ended
                                 September 30,           December 31,
                               ----------------    -----------------------
                                     1998             1998          1997
                                     ----             ----          ----
                                 (unaudited)      (unaudited)   (unaudited)

           Net sales              $ 17,478         $  28,771    $   26,687
                                  --------         ---------    ----------

           Net loss               $ (6,530)        $  (5,453)   $     (967)
                                  --------         ---------    ----------

           Loss per share         $  (0.32)         $  (0.26)    $   (0.07)
                                  --------         ---------    ----------

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Consolidated Financial Statements, page 20

Years ended December 31, 1998, 1997 and 1996
Information as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 is unaudited
(In thousands of Canadian dollars, except per share amounts)

18.  United States accounting principles (continued):

     (e)  Comprehensive income:

          Under US GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 130 "Reporting Comprehensive Income" which established standards for the reporting of comprehensive income and its components:

     Consolidated statement of comprehensive income (loss):


                                    Nine months ended               Years ended
                                      September 30,                  December 31,
                                ------------------------  -----------------------------
                                   1999          1998        1998        1997      1996
                                   ----          ----        ----        ----      ----
                               (unaudited)   (unaudited)
       Net earnings (loss)
       under US GAAP            $  4,966     $  (2,538)   $  (3,226)   $  (84)   $ 1,420

       Other comprehensive
       income (loss), net
       of tax:
           Foreign currency
             translation
             adjustment              219           (33)         (84)        -          -
                                --------     ---------    ---------    ------    -------
           Other comprehensive
             earnings (loss)         219           (33)         (84)        -          -
                                --------     ---------    ---------    ------    -------

       Comprehensive
         income (loss)
         under US GAAP          $  5,185     $  (2,571)   $  (3,310)   $  (84)   $ 1,420
                                ========     =========    =========    ======    =======

       Accumulated other comprehensive earnings (loss) balances:

                                                  September 30,   December 31,
       Foreign currency translation adjustment         1999          1998
                                                       ----          ----
                                                   (unaudited)

       Balance, beginning of year                    $  (84)       $     -

       Current year change                              219            (84)
                                                     ------        -------

       Balance, end of year (period)                 $  135        $   (84)
                                                     ======        =======

     (f)  Stock-based compensation:

          United States accounting principles allow, as specified in SFAS 123, but do not require companies to record compensation cost for employee stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method prescribed under US GAAP in APB 25 which does not result in a difference when compared to the accounting under Canadian GAAP.

Auditors' Report


To the Directors of
Scintrex Limited


We have audited the consolidated balance sheets of Scintrex Limited as at December 31, 1997 and 1996 and the consolidated statements of earnings, retained earnings and changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1997 and 1996 and the results of its operations and the changes in its financial position for the years then ended in accordance with accounting principles generally accepted in Canada.


Chartered Accountants

Toronto, Ontario
February 27, 1998
except as to note 14, which is as of October 12, 1999

Scintrex Limited

Consolidated Balance Sheets
As At December 31, 1997 and 1996


                                                                                      1997              1996
                                                                                      (thousands of dollars)
-------------------------------------------------------------------------------------------------------------------
Assets

Current

      Cash and short-term deposits                                              $          8,309  $         6,976
      Accounts receivable (note 2)                                                         4,573            6,444
      Inventories (note 3)                                                                 8,097            8,611
      Prepaid expenses                                                                       169              121
-------------------------------------------------------------------------------------------------------------------

                                                                                          21,148           22,152
-------------------------------------------------------------------------------------------------------------------

Capital Assets (note 4)                                                                    4,672            4,591
-------------------------------------------------------------------------------------------------------------------

                                                                                $         25,820  $        26,743

-------------------------------------------------------------------------------------------------------------------

Liabilities

Current

      Accounts payable                                                                     1,783            2,433
      Income taxes payable                                                                    35              138
      Unearned revenue                                                                        12              999
-------------------------------------------------------------------------------------------------------------------

                                                                                           1,830            3,570
-------------------------------------------------------------------------------------------------------------------

Deferred Income Taxes                                                                        137               55
-------------------------------------------------------------------------------------------------------------------

Commitment and Contingencies (note 5)

Shareholders' Equity

Capital Stock (note 6)                                                                    20,610           20,026

Cumulative Foreign Exchange Translation Adjustment (note 7)                                (175)               87

Retained Earnings                                                                          3,418            3,005
-------------------------------------------------------------------------------------------------------------------

                                                                                          23,853           23,118
-------------------------------------------------------------------------------------------------------------------

                                                                                $         25,820  $        26,743
-------------------------------------------------------------------------------------------------------------------

See accompanying notes

Scintrex Limited

Consolidated Statements of Retained Earnings
For the Years Ended December 31, 1997 and 1996


                                                                                      1997              1996
                                                                                      (thousands of dollars)
-------------------------------------------------------------------------------------------------------------------
Balance - Beginning of Year                                                     $          3,005  $           649

Net earnings                                                                                 433            2,376
-------------------------------------------------------------------------------------------------------------------

                                                                                           3,438            3,025

Dividends on preference shares                                                                20               20
-------------------------------------------------------------------------------------------------------------------


Balance - End of Year                                                           $          3,418  $         3,005
-------------------------------------------------------------------------------------------------------------------

See accompanying notes

Scintrex Limited

Consolidated Statements of Earnings
For the Years Ended December 31, 1997 and 1996


                                                                                      1997              1996
                                                                                      (thousands of dollars)
                                                                                (Except for net earnings per share)
-------------------------------------------------------------------------------------------------------------------
Revenue                                                                         $         20,014  $        21,298
-------------------------------------------------------------------------------------------------------------------

Expenses

      Amortization                                                                           628              520
      Cost of sales                                                                       11,012           11,545
      Research and development (note 8)                                                    1,174              606
      Selling and administrative                                                           6,691            5,805
-------------------------------------------------------------------------------------------------------------------

                                                                                          19,505           18,476
-------------------------------------------------------------------------------------------------------------------

Operating Income                                                                             509            2,822

Interest income                                                                              359              316

Gain on sale of investment                                                                     -              138
-------------------------------------------------------------------------------------------------------------------

Earnings Before Income Taxes                                                                 868            3,276

Income taxes (note 9)                                                                        435              900
-------------------------------------------------------------------------------------------------------------------

Net Earnings                                                                    $            433  $         2,376

-------------------------------------------------------------------------------------------------------------------

Net Earnings Per Common Share (note 10)

      Basic                                                                     $           0.16  $          1.05

-------------------------------------------------------------------------------------------------------------------

      Fully diluted                                                             $           0.15  $          0.98
-------------------------------------------------------------------------------------------------------------------

See accompanying notes

Scintrex Limited

Consolidated Statements of Changes in Financial Position
For the Years Ended December 31, 1997 and 1996


                                                                                      1997              1996
                                                                                      (thousands of dollars)
-------------------------------------------------------------------------------------------------------------------
Funds Provided (Used) -

      Operating Activities

           Net earnings                                                         $            433  $         2,376
           Amortization                                                                      628              520
           Gain on sale of capital assets                                                  (143)            (306)
           Gain on sale of investment                                                          -            (138)
           Deferred income taxes                                                              82             (40)
-------------------------------------------------------------------------------------------------------------------

                                                                                           1,000            2,412
           Changes in non-cash operating elements of working capital                         597          (3,575)
-------------------------------------------------------------------------------------------------------------------

                                                                                           1,597          (1,163)
-------------------------------------------------------------------------------------------------------------------

      Financing Activities

           Issuance of common shares                                                         584            7,229
           Dividends                                                                        (20)             (20)
           Foreign exchange translation adjustment                                         (262)              103
-------------------------------------------------------------------------------------------------------------------

                                                                                             302            7,312
-------------------------------------------------------------------------------------------------------------------

      Investing Activities

           Purchase of capital assets                                                      (789)          (1,345)
           Proceeds on sale of capital assets                                                223              368
           Proceeds on sale of investment in private company                                   -              138
-------------------------------------------------------------------------------------------------------------------

                                                                                           (566)            (839)
-------------------------------------------------------------------------------------------------------------------

Increase in Cash and Short-term Deposits                                                   1,333            5,310

Cash and Short-term Deposits
      Beginning of Year                                                                    6,976            1,666
-------------------------------------------------------------------------------------------------------------------

      End of Year                                                               $          8,309  $         6,976

-------------------------------------------------------------------------------------------------------------------

See accompanying notes

Scintrex Limited

Notes to Consolidated Financial Statements
December 31, 1997



1.    Summary of Significant Accounting Policies

      Principles of Consolidation

      These consolidated financial statements comprise the financial statements of Scintrex Limited and its wholly-owned subsidiary companies, Scintrex Inc. and Scintrex Pty. Ltd.

      Foreign Currency Translation

      With the exception of the accounts of the company's self-sustaining foreign subsidiary, foreign currency amounts have been translated into Canadian dollars as follows:

           Monetary items - at exchange rates in effect at the balance sheet date;

           Non-monetary items - at exchange rates in effect on the date of transaction; and

           Revenue and expenses - at average exchange rates prevailing during the year, except for inventories and amortization which are translated at rates prevailing when the related assets were acquired.

      Gains and losses arising from foreign currency translation are included in income except for unrealized exchange gains and losses arising from the translation of long-term monetary items which are deferred and amortized over the remaining life of the monetary items.

      The assets and liabilities of the company's self-sustaining subsidiary in Australia are translated into Canadian dollars at the year end exchange rate and income and expense items are translated at the average exchange rate during the year.

      Gains and losses from the translation of the self-sustaining foreign subsidiary are excluded from the consolidated statement of income and accumulated in the cumulative foreign exchange translation adjustment.

      Fair Value of Financial Instruments

      The carrying amounts of cash and short-term deposits, accounts receivable and accounts payable approximate fair value because of the short-term maturity of these instruments.

Scintrex Limited

Notes to Consolidated Financial Statements
December 31, 1997


1.    Summary of Significant Accounting Policies (cont'd)

      Use of Estimates

      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. By their nature, these estimates are subject to measurement uncertainty and actual results may differ from these estimates.

      Revenue Recognition

      Revenue from the sale of inventories is recognized in the accounts at the time of delivery.

      Revenue on contracts is recognized in the accounts on the percentage of completion basis.

      Inventories

      Finished goods are stated at the lower of average cost and net realizable value. Other inventories are stated at the lower of cost and replacement cost which is not in excess of net realizable value. Cost is generally determined on the first-in, first-out basis.

      Amortization

      Annual amortization rates adopted by the company are applied on the straight-line method as follows:

           Buildings                                       20 years
           Equipment                                       5 to 20 years

      Research and Development Costs

      Research and development costs (net of government grants and other amounts recoverable) are charged against income as incurred.

Scintrex Limited

Notes to Consolidated Financial Statements
December 31, 1997


2.    Accounts Receivable


                                                                                      1997              1996
                                                                                      (thousands of dollars)
-------------------------------------------------------------------------------------------------------------------
      Trade receivables                                                         $          4,534  $         5,449
      Accrued contracts in progress revenue                                                   39              995
-------------------------------------------------------------------------------------------------------------------

                                                                                $          4,573  $         6,444
-------------------------------------------------------------------------------------------------------------------


3.    Inventories

                                                                                      1997              1996
                                                                                      (thousands of dollars)
-------------------------------------------------------------------------------------------------------------------
      Raw materials                                                             $          2,753  $         1,829
      Work in process                                                                      2,491            5,348
      Finished goods                                                                       2,853            1,434
-------------------------------------------------------------------------------------------------------------------

                                                                                $          8,097  $         8,611
-------------------------------------------------------------------------------------------------------------------


4.    Capital Assets

                                                                                      1997              1996
                                                                                      (thousands of dollars)
-------------------------------------------------------------------------------------------------------------------
      Land and buildings                                                        $          3,293  $         3,337
      Equipment                                                                            8,778            8,550
-------------------------------------------------------------------------------------------------------------------

                                                                                          12,071           11,887
           Accumulated amortization                                                        7,399            7,296
-------------------------------------------------------------------------------------------------------------------

                                                                                $          4,672  $         4,591
-------------------------------------------------------------------------------------------------------------------

Scintrex Limited

Notes to Consolidated Financial Statements
December 31, 1997


5.    Commitment and Contingencies

      i) During the normal course of business, the company is required to post performance bonds for its contracts in progress. As at December 31, 1997, these performance bonds amounted to approximately $1,200,000 (1996 - $1,800,000).

      ii) On February 23, 1996, the company commenced an action in the Ontario Court of Justice (General Division) against Timothy Bodger ("Bodger"), Aero Surveys Inc. ("Aero"), Geotech Limited ("Geotech") and two other individuals for damages for breach of fiduciary duty, breach of contract and for inducing breach of contract in the aggregate amount of $6,000,000 plus interest and costs.

           In response to the company's claim, Geotech has raised a counter-claim against the company in the amount of $10,000,000 based upon an alleged misuse of trade secrets, and on alleged breach of contract by two employees of the company who were formerly employed by Geotech.

           Based on the information the company has provided to its counsel in the action, counsel has advised the company that the counter-claim is without merit. The company intends to vigourously prosecute its claim and defend the counter-claim.

      iii) The company has made a claim against a customer for unpaid bills in the amount of $376,000 in respect of services rendered. On April 25, 1996 a counter-claim was filed against the company for an unspecified amount. It is the opinion of management that the counter-claim is without merit. Counsel has further advised that based on the information supplied to date, no damages appear to have been incurred. The company intends to vigourously prosecute its claim and defend the counter-claim. Any ultimate liability will be accounted for as a charge to operations in the year incurred.

Scintrex Limited

Notes to Consolidated Financial Statements
December 31, 1997


6.    Capital Stock

      Authorized without limit as to number

      non-voting, convertible preference shares, having a cumulative dividend rate of $0.06 per share
      Common shares

      Issued -

                                         Preference Shares                      Common Shares            Total Share
                                        Number        Amount                 Number        Amount           Capital
---------------------------------------------------------------------------------------------------------------------

      Balance - December 31, 1995      327,500  $      327,500            1,994,265  $   12,469,986   $   12,797,486

      Issued under employee stock
       option plan                           -               -               13,125          34,761           34,761
      Issued to directors                    -               -               30,000          87,600           87,600
      Issued to underwriters,
        net of costs                         -               -              485,000       7,106,484        7,106,484
---------------------------------------------------------------------------------------------------------------------

      Balance - December 31, 1996      327,500         327,500            2,522,390      19,698,831       20,026,331
      Issued under employee stock
       option plan                           -               -                8,775          24,469           24,469
      Issued to directors                    -               -              139,868         311,500          311,500
      Issued to underwriters,
        net of costs                         -               -               13,750         248,188          248,188
---------------------------------------------------------------------------------------------------------------------

      Balance - December 31, 1997      327,500  $      327,500            2,684,783  $   20,282,988   $   20,610,488
---------------------------------------------------------------------------------------------------------------------

      i)  Preference Shares

          The preference shares may be converted at any time by the holders thereof into fully paid common shares (as presently constituted) of the company on the basis of one common for two preference shares. Dividends on these cumulative preference shares are payable semi-annually on the last days of June and December of each year. These shares are non-voting unless the company has failed to pay dividends for a period of two years. As of December 31, 1997 there are no dividends in arrears.

      ii)  Stock Option Plan

           The Stock Option Plan provides for the granting of stock options to officers and other full-time employees of the company, although the directors reserve the right to grant options to consultants or other persons with whom the corporation does business.

           In May 1991, pursuant to an employment agreement, an officer of the company was granted options to purchase 100,000 common shares at $2.50 per share. These options were exercised in 1997.

Scintrex Limited

Notes to Consolidated Financial Statements
December 31, 1997


6.    Capital Stock (cont'd)

      ii)  Stock Option Plan (cont'd)

           In August 1993, 98,400 common shares were authorized for issuance under the Employee Stock Option Plan of which 68,250 options were granted at the price of $2.50 per share exercisable over a five year period to full time employees of the company. Options to purchase 7,650 (1996 - 13,125) common shares were exercised in 1997. In 1995, a further 5,000 options were granted at a price of $4.75. Options to purchase 1,125 (1996 - nil) common shares were exercised in 1997. The remaining 25,150 authorized stock options have not been granted and the option price has not been determined.

           In April 1994, the directors of the company approved the granting of options for 9,000 common shares for each of the seven directors at $2.90 per share, exercisable over a three year period commencing January 1, 1995 and ending December 31, 1997 at 3,000 shares per year cumulative. These options were issued to each of the seven directors who are not full time employees and in aggregate amount to options on 63,000 shares. These options were approved by the shareholders on June 22, 1995. Options to purchase 15,000 (1996 - 24,000) common shares were exercised in 1997.

           In July 1994, the directors of the company approved the granting of options for 9,000 common shares to each of two newly appointed directors of the company who are not full time employees of the company at the price of $3.00 per share exercisable over a two and one half year period commencing July 1, 1995 and ending December 31, 1997 at 3,000 shares in each of the years 1995, 1996 and 1997 cumulative. These options were approved by the shareholders on June 22, 1995. Options to purchase 6,000 common shares were exercised in 1997 (1996- 6,000).

           Pursuant to an agreement approved by shareholders at the annual meeting on June 26, 1996, the company shall allot for issuance to an officer of the company 56,604 common shares for no consideration or additional payment, on July 1 of each of 1996, 1997 and 1998 provided that the officer is an employee of the company. The 18,868 shares for 1996 have been issued to the officer. The 18,868 shares for 1997 were issued to the officer subsequent to year end.

           The board approved an amendment to the stock option plan which was approved by shareholders at the annual meeting on June 26, 1996. The maximum number of common shares issuable pursuant to the ammended plan is 400,000 common shares.

      iii) Shares Available for Issue

           At December 31, 1997, there were 48,232 (1996 - 43,800) common shares available for issue to employees and directors of the company under the company stock option plans.

Scintrex Limited

Notes to Consolidated Financial Statements
December 31, 1997


6.    Capital Stock (cont'd)

      iv)  Shares Issued

           During the year, the company issued 13,750 common shares at $18.05 per share for cash consideration of $248,188.


7.    Cumulative Foreign Exchange Translation Adjustment

                                                                                      1997              1996
                                                                                      (thousands of dollars)
-------------------------------------------------------------------------------------------------------------------
      Balance - Beginning of Year                                               $             87  $          (16)

      Increase (decrease) due to fluctuation  in exchange rates
       during the year                                                                     (262)              103
-------------------------------------------------------------------------------------------------------------------

      Balance - End of Year                                                     $          (175)  $            87
-------------------------------------------------------------------------------------------------------------------

8.    Research and Development

                                                                                      1997              1996
                                                                                      (thousands of dollars)
-------------------------------------------------------------------------------------------------------------------
      Research and development                                                  $          1,626  $         1,487
      Government and other grants                                                          (158)             (95)
      Investment tax credits                                                               (294)            (786)
-------------------------------------------------------------------------------------------------------------------

                                                                                $          1,174  $           606
-------------------------------------------------------------------------------------------------------------------

Scintrex Limited

Notes to Consolidated Financial Statements
December 31, 1997


9.    Income Taxes

      Income tax expense varies from the amounts that would be computed by applying the basic combined federal and provincial rate of 44.62% (1996 - 44.62%) as follows:

                                                                                      1997              1996
                                                                                      (thousands of dollars)
-------------------------------------------------------------------------------------------------------------------
      Basic rate applied to pre-tax income                                      $            387  $         1,462
      Increase (decrease) in taxes resulting from
           Manufacturing and processing rate reduction                                      (78)            (295)
           Large corporation tax                                                              28               28
           Unrecorded timing difference benefits                                             151               25
           Non-deductible expenses                                                             7               11
           Non-taxable portion of capital gain                                              (10)             (34)
           Other                                                                              29             (52)
-------------------------------------------------------------------------------------------------------------------

                                                                                             514            1,145
           Utilization of prior years' unrecorded tax loss benefits                           79              245
-------------------------------------------------------------------------------------------------------------------

                                                                                $            435  $           900
-------------------------------------------------------------------------------------------------------------------

      The company has deducted expenses in the accounts that have not been claimed for income tax purposes in amounts aggregating approximately $10,605,000 and $3,163,000 for federal and provincial income tax purposes respectively as at December 31, 1997. These expenses are available in future years to reduce taxable income as otherwise calculated.

      The company has unclaimed investment tax credits of approximately $1,028,000 available for application against federal income taxes otherwise payable, expiring as follows:

                                                                             (thousands of dollars)
-------------------------------------------------------------------------------------------------------------------
      2003                                                                      $             30
      2004                                                                                   224
      2005                                                                                   215
      2006                                                                                   271
      2007                                                                                   288
-------------------------------------------------------------------------------------------------------------------

                                                                                $          1,028
-------------------------------------------------------------------------------------------------------------------

      The potential income tax benefits arising from the above items have not been recorded in the accounts.

Scintrex Limited

Notes to Consolidated Financial Statements
December 31, 1997


10. Net Earnings Per Common Share

      Net income per common share has been calculated using the weighted average number of shares outstanding during the year amounting to 2,671,643 shares (1996 - 2,261,669 shares).

11. Segmented Information

      The company is engaged in the research, design and manufacture of geophysical and geochemical instrumentation, nuclear reactor and analytical instruments, and provides ground and airborne exploration and consulting services for selected markets worldwide.

      Information by industry and geographic segments is presented below:

                                                                                      1997              1996
                                                                                      (thousands of dollars)
-------------------------------------------------------------------------------------------------------------------
      Industry Segments

      Identifiable assets
           Instrumentation                                                      $         21,753  $        23,379
           Exploration services                                                            4,067            3,364
-------------------------------------------------------------------------------------------------------------------

                                                                                          25,820           26,743

-------------------------------------------------------------------------------------------------------------------

      Capital expenditures
           Instrumentation                                                                   588              936
           Exploration services                                                              201              409
-------------------------------------------------------------------------------------------------------------------

                                                                                $            789  $         1,345

-------------------------------------------------------------------------------------------------------------------

      Amortization
           Instrumentation                                                                   475              425
           Exploration services                                                              153               95
-------------------------------------------------------------------------------------------------------------------

                                                                                $            628  $           520

-------------------------------------------------------------------------------------------------------------------

      Sales
           Instrumentation                                                                16,094           18,504
           Exploration services                                                            3,920            2,794
-------------------------------------------------------------------------------------------------------------------

                                                                                $         20,014  $        21,298
-------------------------------------------------------------------------------------------------------------------

Scintrex Limited

Notes to Consolidated Financial Statements
December 31, 1997


11. Segmented Information (cont'd)


                                                                                      1997              1996
                                                                                      (thousands of dollars)
-------------------------------------------------------------------------------------------------------------------
      Export Sales

      United States of America                                                  $          1,733  $         2,512
      Asia/Africa                                                                          7,885            8,500
      Europe                                                                               1,749            3,367
      Latin America                                                                        2,471              895

      Geographic Segments

      Identifiable assets
           Canada                                                                         23,505           24,783
           Australia                                                                       2,315            1,960
-------------------------------------------------------------------------------------------------------------------

                                                                                          25,820           26,743

-------------------------------------------------------------------------------------------------------------------

      Capital expenditures
           Canada                                                                            585            1,065
           Australia                                                                         204              280
-------------------------------------------------------------------------------------------------------------------

                                                                                $            789  $         1,345

-------------------------------------------------------------------------------------------------------------------

      Amortization
           Canada                                                                            497              430
           Australia                                                                         131               90
-------------------------------------------------------------------------------------------------------------------

                                                                                $            628  $           520

-------------------------------------------------------------------------------------------------------------------

      Sales
           Canada                                                                         17,968           19,938
           Australia                                                                       2,494            1,571
           United States of America                                                          838              288
-------------------------------------------------------------------------------------------------------------------

                                                                                          21,300           21,797
           Transfers between geographic segments                                         (1,286)            (499)
-------------------------------------------------------------------------------------------------------------------

                                                                                $         20,014  $        21,298

-------------------------------------------------------------------------------------------------------------------

      Income from operations
           Canada                                                                            206            2,921
           Australia                                                                         303             (99)
-------------------------------------------------------------------------------------------------------------------

                                                                                $            509  $         2,822
-------------------------------------------------------------------------------------------------------------------

Scintrex Limited

Notes to Consolidated Financial Statements
December 31, 1997


12. Subsequent Events

       Subsequent to year end, the company acquired Auslog PTY Ltd. in Australia for approximately $500,000 including all costs.

       The company announced that, by means of normal course issuer bid, it intends to purchase up to a maximum $100,000 of its issued common shares, being 7% of the public float. The bid, which will be open for a period of one year starting January 29, 1998 is being made in accordance with the Toronto Stock Exchange Policy on normal course issuer bids. During March 1998, the company proceeded with its share buyback program.


13. Comparative Figures

      Certain reclassifications of 1996 amounts have been made to facilitate comparison with the current year.


14. United States Accounting Principles

      The consolidated financial statements presented herein have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which differ in the following material respects from those generally accepted in the United States:

      (a)  Consolidated statements of earnings:

                                                                                           Years ended
                                                                                            December 31
                                                                                      1997              1996
                                                                                      (thousands of dollars)
-------------------------------------------------------------------------------------------------------------------
           Net earnings                                                         $            433  $         2,376
-------------------------------------------------------------------------------------------------------------------

           Net earnings under United States GAAP                                             433            2,376
-------------------------------------------------------------------------------------------------------------------

           Net earnings per common share                                                    0.16             1.05
           Weighted average number of shares used in the
               calculation of basic earnings per share                          $      2,671,643  $     2,261,669
-------------------------------------------------------------------------------------------------------------------

           Under Canadian and United States GAAP, basic earnings per share is computed by dividing the net earnings for the period available to common shareholders as measured by the respective accounting principles (numerator), by the weighted average number of common shares. Basic earnings per share excludes the dilutive effect of potential common shares resulting from the exercise of stock options and conversion of preference shares.

Scintrex Limited

Notes to Consolidated Financial Statements
December 31, 1997


14. United States accounting principles (cont'd):

      (b) Income taxes:

           The company follows the deferral method of accounting for income taxes. Under United States GAAP, the asset and liability method is used. In the case of the company, application of the asset and liability method does not result in a significant difference in the tax amounts reported in the consolidated statements of earnings.

      (c) Comprehensive income:

           Under United States GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 130 "Reporting Comprehensive Income" which established standards for the reporting of comprehensive income and its components:

           Consolidated statement of comprehensive income:

                                                                                           Years ended
                                                                                            December 31
                                                                                      1997              1996
                                                                                      (thousands of dollars)
-------------------------------------------------------------------------------------------------------------------
           Net earnings under United States GAAP                                $            433  $         2,376
           Other comprehensive income:
               Foreign currency translation adjustment                                     (262)              103
-------------------------------------------------------------------------------------------------------------------

           Comprehensive earnings under United States GAAP                      $            171  $         2,479
-------------------------------------------------------------------------------------------------------------------

      (d) Stock-based compensation:

           United States accounting principles allow, as specified in SFAS 123, but do not require companies to record compensation cost for employee stock option plans at fair value. The company has chosen to continue to account for stock options using the intrinsic value method prescribed under United States GAAP in APB 25 which does not result in a difference when compared to the accounting under Canadian GAAP.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Unaudited Pro forma Consolidated Statement of Earnings

Year ended December 31, 1998
(In thousands of dollars, except per share amounts)

------------------------------------------------------------------------------------------------------------------------
                                                          Scintrex
                                                          Limited
                                                          January 1
                                                          to June 7,                    Pro forma         Pro forma
                                           Historical     1998           Subtotal       adjustments       combined
------------------------------------------------------------------------------------------------------------------------
                                                                                        (note 2)
Sales                                      $ 21,984       $  6,787       $ 28,771                          $ 28,771
Cost of sales                                13,134          4,361         17,495                            17,495
------------------------------------------------------------------------------------------------------------------------
                                              8,850          2,426         11,276                            11,276
Expenses:
     Selling, general and
        administrative                        8,133          3,245         11,378                            11,378
     Depreciation and
       Amortization                           1,959            273          2,232            715              2.947
     Research and
       Development                              818            743          1,561                             1,561
------------------------------------------------------------------------------------------------------------------------
                                             10,910          4,261         15,171            715             15,886
------------------------------------------------------------------------------------------------------------------------
                                             (2,060)        (1,835)        (3,895)          (715)            (4,610)

Interest and other
  income                                        859            146          1,005                             1,005

Restructuring costs                            (244)        (1,751)        (1,995)                           (1,995)

------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                     (1,445)        (3,440)        (4,885)          (715)            (5,600)

Income tax expense
  (recovery)                                    (65)            18            (47)                              (47)

------------------------------------------------------------------------------------------------------------------------
Loss from continuing
  operations                               $ (1,380)      $ (3,458)      $ (4,838)          (715)          $ (5,553)
------------------------------------------------------------------------------------------------------------------------

Net loss per share:
   Continuing operations                                                                                   $  (0.27)
------------------------------------------------------------------------------------------------------------------------

Weighted average
   number of shares
   outstanding                                                                                           20,858,436
------------------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited pro forma consolidated statement of earnings.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Unaudited Pro forma Consolidated Statement of Earnings

Year ended December 31, 1998
(In thousands of dollars, except per share amounts)
--------------------------------------------------------------------------------


1.   Basis of presentation:

     On June 7, 1998, IDS Intelligent Detection Systems Inc. ("IDS" or the "Registrant") acquired for cash and common shares 100% of the issued and outstanding common shares of Scintrex Limited ("Scintrex") and its wholly-owned subsidiaries. The acquisition was accounted for by the purchase method with the results of Scintrex's operations included in the accounts of the Registrant from the effective date of the acquisition. The Registrant acquired Scintrex Limited by paying cash of $18,316 and issuing 3,914,858 common shares of the Registrant valued at $17,897.

     The accompanying pro forma consolidated statement of earnings is based upon the audited and unaudited consolidated statement of earnings of IDS and Scintrex for the year ended December 31, 1998, respectively, and has been prepared by management of IDS for inclusion in this registration statement. The pro forma consolidated statement of earnings has been prepared in accordance with generally accepted accounting principles in Canada to illustrate the Registrant's acquisition of Scintrex as if the acquisition occurred on January 1, 1998.

     The pro forma consolidated income statement may not necessarily be indicative of the results that would have been obtained had the two companies operated as a single entity from January 1, 1998.

     This statement should be read in conjunction with the historical consolidated statement of earnings of the Registrant, which is included elsewhere in this registration statement.



2.   Notes to pro forma consolidated statement of earnings:

     (a) Amortization:

         To reflect the increase in amortization expense due to (a) the amortization of goodwill on a straight-line basis over 20 years, and
         (b) increase in amortization resulting from the step-up in capital assets amortized on a straight-line basis over periods of five to twenty years.

     (b) Non-recurring charges:

         Included in the results for Scintrex to June 8, 1998 under restructuring charges are amounts related to Scintrex's defense of IDS's takeover and severance paid to certain members of Scintrex after completion of the takeover by IDS. These amounts totalling $1,751 are not expected to occur in future periods and would reduce the loss from continuing operations to $3,802.

     (c) Scintrex Limited from January 1, 1998 to June 7, 1998:

         The consolidated operating results for Scintrex for the period January 1, 1998 to June 7, 1998 were obtained from management and are unaudited.

IDS INTELLIGENT DETECTION SYSTEMS INC.
Notes to Unaudited Pro forma Consolidated Statement of Earnings, page 2

Year ended December 31, 1998
(In thousands of dollars, except per share amounts)
--------------------------------------------------------------------------------


3.   United States accounting principles:

     The pro forma consolidated income statement has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which in the case of the Registrant differ in the following material respects from those generally accepted in the United States:


       Pro forma loss from continuing operations                     $ (5,553)

       Deferred development costs                                         979
--------------------------------------------------------------------------------
       Pro forma loss from continuing operations under U.S. GAAP     $ (6,532)
--------------------------------------------------------------------------------
       Net loss per common share:
           Continuing operations                                      $ (0.31)
--------------------------------------------------------------------------------
       Weighted average number of shares outstanding               20,858,436
--------------------------------------------------------------------------------


     Under Canadian GAAP, development costs can be deferred and amortized if certain criteria are met. Under U.S. GAAP, development costs are expensed as incurred resulting in an increase in the 1998 pro forma loss from continuing operations of $979.